
03055279

We See Opportunity

2002 Annual Report

Stifel Financial Corp.



Company Description

Stifel Financial Corp. is a full-service regional brokerage and investment banking firm established in 1890 and headquartered in St. Louis, Missouri. The Company provides securities brokerage, investment banking, trading, investment advisory, and related financial services through its wholly owned subsidiaries, primarily Stifel, Nicolaus & Company, Incorporated, to individual investors, professional money managers, businesses, and municipalities.

Statement of Commitment

To Our Associates — current and future, our commitment is to provide an entrepreneurial environment that encourages unconfined, long-term thinking. We seek to reward hard-working team players that devote their energy and attention to client needs. At work, at home, and in their communities, we seek to be their *Firm of Choice.*

To Our Clients — individual, institutional, corporate, and municipal, our commitment is to listen and consistently deliver innovative financial solutions. Putting the welfare of clients and community first, we strive to be the *Advisor of Choice* in the industry. Pursuit of excellence and a desire to exceed clients' expectations are the values that empower our Company to achieve this status.

To Our Shareholders — small and large, our commitment is to create value and maximize your return on investment through all market cycles. By achieving the status of *Firm of Choice* for our professionals and *Advisor of Choice* for our clients, we are able to deliver value to our shareholders as their *Investment of Choice.*

Financial Highlights


137.3
151.2
197.8
189.0
194.1
1998
1999
2000
2001
2002
Total Revenues (in millions of dollars)


5.2
7.2
9.2
2.0
2.8
1998
1999
2000
2001
2002
Net Income (in millions of dollars)


0.73
1.03
1.20
0.25
0.34
1998
1999
2000
2001
2002
Diluted EPS (in dollars)


335.0
453.1
458.3
440.6
423.0
1998
1999
2000
2001
2002
Total Assets (in millions of dollars)


55.0
59.1
74.2
78.6
80.0
1998
1999
2000
2001
2002
Stockholders' Equity (in millions of dollars)


8.13
9.18
10.56
11.03
11.81
1998
1999
2000
2001
2002
Book Value Per Share (in dollars)

(in thousands, except per share amounts)	1998	1999	2000	2001	2002
Operating Results					
Total Revenues	$137,288	$151,193	$197,848	$188,990	**$194,113**
Net Income	$5,245	$7,165	$9,203	$2,010	**$2,780**
Diluted Earnings Per Share	$0.73	$1.03	$1.20	$0.25	**$0.34**
Financial Position					
Total Assets	$335,005	$453,110	$458,312	$440,559	**$422,976**
Stockholders' Equity	$54,977	$59,059	$74,178	$78,622	**$79,990**
Book Value Per Share	$8.13	$9.18	$10.56	$11.03	**$11.81**

Be the Investment Firm of the Future

Opportunity is all around us. This may be hard to believe in a year that has witnessed one negative news story and economic shortfall after another. However, we at Stifel see opportunity to be the investment firm of the future, and we see opportunity to thrive in each of our business segments.

We see opportunity to:

- *Pick up where other investment firms have left off.* Some investment firms have significantly reduced their number of investment professionals, forcing clients to turn to impersonal call centers for advice. And even more firms are raising the minimum asset requirements for their client base, neglecting investors who aren't considered "premium" or high net worth clients. We see tremendous opportunity to attract clients who are looking for the personalized service Stifel has been providing for more than a century.

- *Build and grow our firm at a continuous pace.* As investment professionals with other firms become frustrated with unrealistic production levels and the pressure to sell certain proprietary products, Stifel Nicolaus foresees the opportunity to continue to gain Investment Executives at a steady pace. Investment Executives joining Stifel are welcomed by traditional values and appreciate the personal, direct contact with home office personnel in St. Louis.

- *Be an industry leader in products, services, and technology.* As today's investors become more savvy about the world of investments, they will demand the most innovative and current products available to help them reach their financial goals. By continuing to stay abreast of current trends in the financial markets, Stifel is able to offer our clients — both institutional and private — the latest offerings. We'll continue to develop and implement state-of-the-art technology, which will assist clients in better understanding their investments, while also enhancing our efforts to provide reliable, dedicated service.

- *Continue our "Of Choice" strategy.* In 2003 and beyond, we see vast opportunities to continue to be the Advisor of Choice for clients, the Firm of Choice for talented professionals, and the Investment of Choice for shareholders.

The opportunities for the investment industry are endless, and we intend to seize those opportunities for the further development, growth, and success of our firm.



Dear Fellow Shareholders, Clients, and Associates:

In the difficult years of World War II, Sir Winston Churchill focused on the opportunities ahead for his nation and the world. He wrote, "A pessimist sees the difficulty in every opportunity; an optimist sees the opportunity in every difficulty." Despite the economic difficulties that affected the financial markets in 2002, Stifel Financial was able to achieve growth by using our unique advantages to capitalize on opportunities.



127.5
141.1
177.2
177.3
187.8
1998
1999
2000
2001
2002

Net Revenues (in millions of dollars)



996
1,060
1,259
1,287
1,287
1998
1999
2000
2001
2002

Stifel Associates

The past year represented the third consecutive year of double-digit declines in equity valuations, a situation that has not occurred since the 1930s. The Dow Jones Industrial Average fell 16.8%, marking its sharpest decline since 1977. The S&P 500 experienced its worst year since 1974, falling 23.4%, and the NASDAQ plummeted 31.5%, a devastating 73.6% off its record high in early 2000. In addition to the havoc incurred in investment portfolios, investor confidence was further shaken by corporate management scandals, questions about the integrity of Wall Street research, lack of confidence in the reliability of audited financial statements, and geopolitical concerns.

As a result, the business environment has been extremely challenging. Industry net revenues, defined as New York Stock Exchange member firms, declined 14% from 2001 and were 39% below 2000's record. Industry pre-tax profits declined over 50% from 2001, due in large part to the global settlement surrounding conflicts of research analysts. Excluding the global settlement, pre-tax profits declined over 30% and were the lowest in eight years. Compared to the record profits in 2000, pre-tax profits have declined by two-thirds.

Even though 2002 was a difficult year for the economy and the securities industry, for our Company it was a year of growth and continued investment in the future. At Stifel Financial, we posted our seventh consecutive year of record net revenues. Net revenues for 2002 increased 6% to $187.8 million. Net income increased 38% to $2.8 million, or $0.34 per diluted share, compared with 2001.

Unfortunately, we have not been immune to the difficult environment. Even though net revenues increased in each of the past two years, so did litigation expenses. In the third quarter of 2002, we announced an arbitration decision that reduced our net income by $3.5 million. In addition, the prior year was adversely impacted by $2.7 million, net of tax, due to litigation arising out of the Company's former Oklahoma operations. Excluding the legal charges from both periods, 2002 net earnings were $6.3 million, or $0.77 per diluted share, up 32% from $4.7 million, or $0.59 per diluted share, reported in 2001.

In 2002, we took steps to bolster the firm's balance sheet, without diluting common shareholders, by completing a $34.5 million trust preferred offering. Including equity capital of approximately $80.0 million, or $11.81 per share, our Company has sufficient capital to pursue its growth initiatives. During the year, we believed our stock represented an excellent investment. Therefore, the Company repurchased approximately 570,000 shares at an average price of $12.05 per share.

Our firm's individual business segments, Private Client Group, Equity Capital Markets, and Fixed Income Capital Markets, each varied in their level of success for 2002, as evaluated in the following summaries.

Private Client Group

Our Private Client Group continues to be the primary contributor to the Company's net revenues and profits. However, it would be difficult to envision a more challenging environment than 2002, as it relates to the individual investor and, accordingly, to our Private Client Group. Despite these difficult conditions, Stifel's Private Client Group generated $134.3 million in net revenues, an increase of 5% from 2001. Operating contribution totaled $13.1 million, a 16% decrease from 2001. The decline in operating contribution was principally due to the aforementioned arbitration expense. Excluding this expense, operating contribution increased 25%.

The strategic focus of the Private Client Group has been, and will continue to be, to expand by taking advantage of the negative impact of industry consolidation on both the traditional investment professional and the investing public. To that end, from the beginning of 1998 to date, we have increased the number of Investment Executives from 262 to 425, while opening 46 new offices. During 2002, we opened offices in Dayton, Ohio; Southlake, Texas; Eau Claire and Madison,









Wisconsin; and Indianapolis, Marion, and South Bend, Indiana. The new offices opened since the beginning of 1998 accounted for approximately 35% of our 2002 Private Client Group branch office revenue.

Looking forward, we see opportunity to continue to execute our strategy of recruiting, training, and retaining the best Investment Executives in our industry. The current industry consolidation is driven in large part by perceived economies of scale, which suggest that bigger is better. In contrast, we do not believe there exist true economies of scale with client relationships. We believe that service is the key differentiating factor in attracting and retaining clients. Our core philosophy is grounded in the belief that we deliver this service through, not around, our Investment Executives. This philosophy will make Stifel the *Firm of Choice* for talented and entrepreneurial Investment Executives in the years to come.

Equity Capital Markets

Our Equity Capital Markets Group, which encompasses corporate finance, institutional equity sales and trading, syndicate, and research, continued its strong growth in 2002, with net revenues increasing 29% to a record $32.0 million, following a 41% increase in 2001. In 2002, our Company was lead or co-manager on 47 transactions, raising over $4.6 billion, as compared to 21 offerings for $1.2 billion in 2001. Importantly, these transactions have performed well for our investing clients, with average annualized weighted total returns of approximately 13%. This includes 21 equity transactions and 26 trust preferred and other debt offerings with annualized weighted total returns of approximately 14% and 11%, respectively.

Currently, Stifel's research coverage encompasses more than 200 companies. Despite the difficult environment for equities, our research recommendations recorded positive returns of 1.87% in 2002. Furthermore, overall performance of our Strong Buy and Buy recommendations for 2002 were a positive 3.92% and 0.6%, respectively.

During the past year, broad publicity of questionable practices involving conflicts of interest by a few research analysts within our industry has adversely impacted investor confidence, and with good reason. To publish and recommend one thing and believe another is simply wrong. A basic principle of our industry is integrity, and for research analysts, this means putting the investing clients' interests first. The traditional role of investment firms has been to serve as the link between investors and companies needing investment capital. This traditional role has helped make the United States' capital markets the envy of the world. However, we should be concerned about recent initiatives to regulate analysts through detail-based rules. We believe these proposals may have unintended consequences and may, in fact, weaken rather than strengthen investor protection and the capital formation process. At Stifel, we remain committed in our responsibility to the investor to use research to uncover the best possible investment opportunities. This provides the strongest, most durable foundation for ensuring objectivity of our research and the most effective path for reestablishing investors' faith in the securities markets.

Fixed Income Capital Markets

In 2002, our Fixed Income Capital Markets Group, which includes public finance, institutional fixed income sales, and competitive underwriting and trading, posted net revenues of $16.8 million. During the past year, our Company was involved as sole manager, senior manager, or co-manager on 379 bond issues totaling $10.0 billion. Of this, Stifel was the sole, lead, or co-manager on 146 negotiated municipal bond issues totaling $5.2 billion.

Some significant highlights in 2002 include the following:

- Our Company's Hanifen Imhoff division ranked as the number one underwriter for the state of Colorado and acted as senior manager for over $1 billion in municipal issues. Noteworthy transactions included acting as senior manager of the $400 million Colorado Department of Transportation Refunding Issue and successfully managing the $225 million Aurora School District 28J bond election, which represented the largest bond authorization in Colorado during 2002.

- In Wisconsin, we successfully developed and implemented an innovative new financing technique for school districts and municipalities. This program, the Stifel Unfunded Pension Reduction Program (SUPeR Program ™), provides the opportunity to refinance the governmental units' unfunded pension liability, currently payable to the Wisconsin Retirement System. More than 50 Wisconsin governmental bodies participated in this program and refinanced over $100 million. Other significant Wisconsin transactions included $25.4 million for the Redevelopment Authority of the City of Milwaukee, $10.9 million for the City of Beloit Community Development Authority, and $41.9 million for the School District of South Milwaukee.



- St. Louis Public Finance, which includes public finance groups in Missouri, Illinois, and Kansas, posted record revenue and record profitability, managing or co-managing 63 financings totaling $1.6 billion. Noteworthy transactions included acting as co-senior manager on a $414 million offering for the Bi-State Development Agency for purposes of completing the MetroLink St. Louis County Extension Project, co-managing a $510 million taxable mortgage note issue for John Q. Hammons Hotels in Springfield, Missouri, sole managing a $32 million school bond issue for Alton, Illinois, and acting as financial advisor to MetaPhore Pharmaceuticals, Inc., an early stage biotechnology company, in connection with raising $33 million in equity.

Looking forward, we see opportunity to continue to build our fixed income platform. The need to finance schools, infrastructure, and economic development projects, against the backdrop of increasing state budget deficits, allows our firm to excel by providing innovative and creative financial solutions for our clients. In addition, the bonds created provide our individual and institutional clients unique and attractive tax-exempt investment opportunities.

Technology and Operations Update

We are pleased with the advancements in technology we achieved in 2002. By embracing the power of technology and capitalizing on Internet opportunities, we are strengthening Stifel's responsiveness and flexibility to quickly deploy new technology. In turn, that technology is empowering our Investment Executives to provide financial solutions that allow our clients to realize their goals.

Stifel's new proprietary *BrokerDashboard* allows our Investment Executives to view their client information across a broad spectrum of metrics via a unified, web-based application. It also gives them the ability to "drill down," to track, analyze, and interpret specific performance data for their clients.

During 2002, our client services teams reviewed more than 70,000 Stifel accounts to update current needs, circumstances, and risk tolerance of each client to comply, in advance, with new requirements of the Sarbanes-Oxley Act. We could not have achieved this monumental task without the dedication of our more than 1,000 associates, including those who work in client support areas of the Company. The dedication and commitment of our associates to our philosophy of client service, recognizing that our Investment Executives are clients of the Company, has differentiated Stifel, as an organization, from our competition.

2003 and Beyond

Given the climate of geopolitical uncertainty, historically high equity valuations, and a three-year hangover from the Internet bubble, we do not foresee a strong stock market recovery in 2003. By most market valuation metrics, the broad indices are still at historically high levels. Without a significant economic recovery, bringing about an improvement in corporate earnings, the equity markets may well remain in a volatile trading range, requiring increased focus on company and industry analysis and less reliance on index investing. Investor returns over the next several years are likely to be driven by a back-to-basics approach to investing — choosing companies with real earnings, revenues, and products — a strategy proven successful at Stifel for many years.

While cautious about the near term, we are confident about Stifel's strategy and long-term prospects for providing value to our clients. We are well positioned as a firm. The advantages we enjoy in the marketplace have not and will not disappear. We continued to grow in 2002 partly due to the consolidation trend in the financial services industry, which has seen many of our larger competitors merge into ever larger multinational financial service providers. This evolution within our industry has left a void for both investing clients and small to middle-market companies. We fill this void by focusing on clients, both companies and investors, which are being ignored by our larger competitors. As one of the few remaining independent regional firms, Stifel will continue to benefit from this industry trend by attracting quality people to join our Company — new associates *and* new clients.

Our *Of Choice* strategy positions Stifel as the *Firm of Choice* for talented and entrepreneurial associates through whose efforts we are selected as *Advisor of Choice* for current and prospective clients. By achieving the status of *Firm* and *Advisor of Choice*, then, and only then, are we able to deliver value to our shareholders as their *Investment of Choice*. In other words, we will continue to build shareholder value by adding value for our clients through talented associates.


INVESTMENT
OF CHOICE
ADVISOR
OF CHOICE
FIRM
OF CHOICE

In 2002, Scott B. McCuaig was named President of Stifel Nicolaus and Co-Chief Operating Officer with James M. Zemlyak. At Stifel, we take pride in our organizational structure and philosophy that places clients and those who serve our clients at the top. In keeping with our commitment to be the *Firm of Choice*, our leadership, including our Stifel Nicolaus Board of Directors, continues to embrace this philosophy.



James M. Zemlyak
Senior Vice President
Chief Financial Officer

Scott B. McCuaig
President,
Stifel Nicolaus

Co-Chief Operating Officers of Stifel Nicolaus

At our Annual Meeting, John J. Goebel will retire from Stifel Financial's Board of Directors after serving for 15 years. Stifel has benefited from Jack's wisdom and counseling through the years, and we wish him the very best.

In closing, we offer our sincere thanks to our shareholders and to our clients for their support and to our associates for their continued commitment to excellence.



Ronald J. Kruszewski
Chairman, President, and Chief Executive Officer
March 26, 2003

Stifel Financial Corp. Board of Directors and Officers

Ronald J. Kruszewski*
Chairman of the Board, President, and Chief Executive Officer

Robert J. Baer*
President Emeritus, UniGroup, Inc.

Bruce A. Beda*
Chief Executive Officer, Orion Partners, LLC

Charles A. Dill*
Venture Capital and Private Equity Investor

Richard F. Ford*
General Partner, Gateway Associates

John J. Goebel*
Senior Counsel, Bryan Cave

Walter F. Imhoff*
Managing Director

Robert E. Lefton*
President and Chief Executive Officer, Psychological Associates, Inc.

Scott B. McCuaig*
Senior Vice President

James M. Oates*
Chairman, Hudson Castle Group, Inc.

George H. Walker III*
Chairman Emeritus

James M. Zemlyak
Senior Vice President, Treasurer, and Chief Financial Officer

Thomas A. Prince
Senior Vice President and General Counsel

Marcia J. Kellams
Corporate Secretary

*Director

Stifel, Nicolaus & Company, Incorporated Board of Directors

Ronald J. Kruszewski
Chairman of the Board and Chief Executive Officer

Scott B. McCuaig
President
Co-Chief Operating Officer

James M. Zemlyak
Senior Vice President
Chief Financial Officer and Co-Chief Operating Officer

Steven H. Bell
Senior Vice President
Director, Denver Public Finance

J. Jeffery Fowlds
Senior Vice President
Director, Research and Institutional Equity Sales

Michael F. Imhoff
Senior Vice President
Director, Institutional Fixed Income Underwriting and Trading

Thomas R. Kendrick IV
Senior Vice President
Director, Syndicate

Rick E. Maples
Senior Vice President
Director, Investment Banking

Thomas A. Prince
Senior Vice President
General Counsel

J. Joseph Schlafly III
Senior Vice President
Director, St. Louis Public Finance

David D. Sliney
Senior Vice President
Director, Strategic Planning, Technology, and Operations

Joseph A. Stieven
Senior Vice President
Director, Financial Institutions Research

Shareholder Information

Annual Meeting

The 2003 annual meeting of stockholders will be held at Stifel's headquarters in Founders Hall, 2nd Floor, One Financial Plaza, 501 North Broadway, St. Louis, Missouri, on Monday, May 12, 2003, at 11:00 a.m.

Stock Listings

The common stock of Stifel Financial Corp. is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The high/low sales prices for Stifel Financial Corp. common stock for each full quarterly period for the calendar years are as follows:

	Stock Price High - Low
Year 2002 By Quarter	
First	$ 13.20 - 10.40
Second	14.65 - 12.45
Third	13.30 - 11.65
Fourth	12.70 - 10.95
Year 2001 By Quarter	
First	$ 14.00 - 10.69
Second	14.00 - 11.40
Third	12.65 - 10.00
Fourth	10.95 - 10.05

Transfer Agent

The transfer agent and registrar for Stifel Financial Corp. is UMB Bank, n.a., Kansas City, Missouri.

Number of Stockholders

The approximate number of stockholders of record on March 17, 2003, was 3,500.

Dividends

Dividends paid were as follows:

Record Date	Payment Date	Cash Dividend
2/15/01	3/1/01	$0.03
5/10/01	5/24/01	$0.03
8/9/01	8/23/01	$0.03
11/8/01	11/22/01	$0.03
2/13/02	2/27/02	$0.03
5/23/02	6/6/02	$0.03

On May 9, 2002, the Company announced the elimination of future dividends on common stock.

Memberships

Stifel, Nicolaus & Company, Incorporated, one of Stifel Financial Corp.'s subsidiaries, is a member of:

New York Stock Exchange, Inc.
American Stock Exchange, Inc.
Chicago Stock Exchange, Inc.
Philadelphia Stock Exchange, Inc.
Chicago Board Options Exchange, Inc.
National Association of Securities Dealers, Inc.
Securities Investor Protection Corporation

Principal Subsidiaries

Stifel, Nicolaus & Company, Incorporated
Stifel Venture Corp.
Century Securities Associates, Inc.
Stifel CAPCO, LLC
Stifel CAPCO II, LLC

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2002**

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________ to ________________.

Commission file number 1-9305

STIFEL FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

DELAWARE	43-1273600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
501 North Broadway St. Louis, Missouri	63102-2102
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code	314-342-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, Par Value $.15 per share	New York Stock Exchange Chicago Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange Chicago Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K [X]

Aggregate market value of voting stock held by non-affiliates of the registrant at March 17, 2003, was $74,912,925.

Shares of Common Stock outstanding at March 17, 2003: 7,101,577 shares, par value $.15 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement filed with the SEC in connection with the Company's Annual Meeting of Stockholders to be held May 12, 2003, are incorporated by reference in Part III hereof. Exhibit Index located on pages 54 and 55.

PART I

CAUTIONS ABOUT FORWARD-LOOKING INFORMATION

This Form 10-K and the information incorporated by reference in this Form 10-K contain certain forward-looking statements that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. These forward-looking statements include statements relating to:

- Our goals, intentions, and expectations;
- Our business plans and growth strategies; and
- Estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions, and uncertainties, including, among other things, changes in general economic and business conditions and the risks and other factors set forth in this Form 10-K.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

RISK FACTORS RELATING TO STIFEL FINANCIAL

We are directly affected by fluctuations in the trading volume and price levels of securities, national and international economic and political conditions, and broad trends in business and finance.

As a brokerage and investment banking firm, our business depends heavily on conditions in the financial markets and on economic conditions generally, both domestically and abroad. Many factors outside our control may directly affect the securities business, in many cases in an adverse manner. These include:

- Economic and political conditions;
- Broad trends in business and finance;
- Legislation and regulation affecting the national and international business and financial communities;
- Currency values;
- Inflation;
- Market conditions;
- The availability and cost of short-term or long-term funding and capital;
- The credit capacity or perceived credit worthiness of the securities industry in the market place; and
- The level and volatility of interest rates.

A downturn in the U.S. securities market could adversely affect our business in many ways.

Over the past several years, the stock markets in the United States achieved record or near record levels, generating substantial revenues for firms in the securities industry. However, this favorable business environment began to erode in early 2000, as all major stock indices declined and volatility increased. This volatility decreased transaction volumes industry-wide, and many brokerage and investment banking firms experienced a significant slowdown in business in 2002. Continued volatility or instability in the financial markets could significantly harm our business for many reasons, including those described on the following page.

Because a significant portion of our revenue is derived from commissions, margin interest revenue, principal transactions, and investment banking fees, a decline in stock prices, trading volumes, or liquidity could significantly harm our profitability in the following ways:

- The volume of trades we would execute for our clients may decrease;
- Our customer margin balances may decrease;
- The number and size of transactions for which we provide underwriting and merger and acquisition advisory services may decline;
- The value of the securities we hold in inventory as assets, which we often purchase in connection with market-making and underwriting activities, may decline. In particular, a sizable portion of our inventory is comprised of fixed income securities, which are sensitive to interest rates. As interest rates rise or fall, there is a corresponding increase or decrease in the value of our assets;
- The value of the securities we hold as investments acquired directly through our subsidiaries may decline. In particular, those investments in venture capital and start-up type companies, which by their nature are subject to a high degree of volatility, may be susceptible to significant fluctuations;
- Because our Equity Capital Markets business is significantly concentrated in the financial services sector, our financial results may be adversely affected if future legislative, regulatory, or other developments in the banking industry cause a decline in the number of public offerings, private placements, and other capital raising efforts, including the issuance of trust preferred securities, by financial institutions, or if there is a significant slowdown in financial institution mergers and acquisition activity; and
- Our financial results may be adversely affected by the fixed amortization costs incurred by us in connection with the upfront loans we offer to investment executives.

To the extent our clients, or counterparties in transactions with us, are more likely to suffer financial setbacks in a volatile stock market environment, our risk of loss during these periods would increase.

Declines in the market value of securities can result in the failure of buyers and sellers of securities to fulfill their settlement obligations, and in the failure of our clients to fulfill their credit obligations. During market downturns, counterparties to us in securities transactions may be less likely to complete transactions. Also, we often permit our clients to purchase securities on margin or, in other words, to borrow a portion of the purchase price from us and collateralize the loan with a set percentage of the securities. During steep declines in securities prices, the value of the collateral securing margin purchases may drop below the amount of the purchaser's indebtedness. If the clients are unable to provide additional collateral for these loans, we may lose money on these margin transactions. In addition, particularly during market downturns, we may face additional expense defending or pursuing claims or litigation related to counterparty or client defaults.

We face intense competition in our industry.

Our business will suffer if we do not compete successfully. All aspects of our business and of the securities industry in general are intensely competitive. We expect competition to continue and intensify in the future.

Because many of our competitors have greater resources and offer more services than we do, increased competition could have a material and adverse effect on our profitability.

We compete directly with national and regional full-service broker-dealers and investment banking firms and, to a lesser extent, with discount brokers and dealers, investment advisors, and commercial banks. We also compete indirectly for investment assets with insurance companies, real estate firms, hedge funds, and others.

Although we believe we have competitive advantages, such as the qualifications and experience of our professional staff, our reputation in the marketplace, and our existing client relationships, a number of our competitors have significantly greater capital and financial resources than we do. The financial services industry has recently undergone significant consolidation, which has further concentrated equity capital and other financial resources in the industry and further increased competition. Many of our competitors use their significantly greater financial capital and scope of operations to offer their customers more products and services, broader research capabilities, access to international markets, and other products and services not currently offered by us. These and other competitive pressures may adversely affect our competitive position and, as a result, our operations and financial condition.

We face competition from new entrants into the market and increased use of alternative sales channels by other firms.

Domestic commercial banks and investment banking boutique firms have entered the broker-dealer business, and large international banks have begun serving our markets as well. Recently enacted legislative and regulatory initiatives intended to ease restrictions on the sale of securities and underwriting activities by commercial banks are already beginning to increase competition. This increased competition could cause our business to suffer.

The industry of electronic and/or discount brokerage services is also rapidly developing. Increased competition from firms using new technology to deliver these products and services may materially and adversely affect our operating results and financial position. Competitors offering Internet-based or other electronic brokerage services may have lower costs and offer their customers more attractive pricing and more convenient services than we do. In addition, we anticipate additional competition from underwriters who conduct offerings of securities through electronic distribution channels, bypassing financial intermediaries such as us altogether.

We are subject to an increased risk of legal proceedings, which may result in significant losses to us that we cannot recover. Claimants in these proceedings may be customers, employees, or regulatory agencies, among others, seeking damages for mistakes, errors, negligence, or acts of fraud by our employees.

Many aspects of our business subject us to substantial risks of potential liability to customers and to regulatory enforcement proceedings by state and federal regulators. Participants in the securities industry face an increasing amount of litigation and arbitration proceedings. Dissatisfied clients regularly make claims against securities firms and their brokers for, among others, negligence, fraud, unauthorized trading, suitability, churning, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by investment executives or traders, improper recruiting activity, and failures in the processing of securities transactions. These types of claims expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. In addition, in our role as underwriter and selling agent, we may be liable if there are material misstatements or omissions of material information in prospectuses and other communications regarding underwritten offerings of securities. At any point in time, the aggregate amount of existing claims against us could be material. While we do not expect the outcome of any existing claims against us to have a material adverse impact on our business, financial condition, or results of operations, we cannot assure you that these types of proceedings will not materially and adversely affect us. We do not carry insurance that would cover payments regarding these liabilities, with the exception of fidelity coverage with respect to fraudulent acts of our employees. In addition, our by-laws provide for the indemnification of our officers, directors, and employees to the maximum extent permitted under Delaware law. We have entered into indemnification agreements with our directors. We are now, and in the future may be, the subject of indemnification assertions under these documents by our officers, directors, or employees who have or may become defendants in litigation. These claims for indemnification may subject us to substantial risks of potential liability.

In addition to the foregoing financial costs and risks associated with potential liability, the defense of litigation has increased costs associated with attorneys' fees. The amount of outside attorneys' fees incurred in connection with the defense of litigation could be substantial and might materially and adversely affect our results of operations for any reporting period. Securities class action litigation in particular is highly complex and can extend for a protracted period of time, thereby substantially increasing the costs incurred to resolve this litigation.

We depend on our ability to attract and retain key personnel. Our business is a service business that depends heavily on highly skilled personnel and the relationships they form with clients.

Our business, as a service business, relies heavily upon our highly skilled and often highly specialized employees, particularly Ronald J. Kruszewski, our chairman of the board, president, and chief executive officer, and our other executive officers. The unexpected loss of services of any of these key employees and executive officers, or the inability to recruit and retain highly qualified personnel in the future, could have an adverse effect on our business and results of operations.

We generally do not enter into written employment agreements with our employees, and employees can stop working with us at any time. Investment executives typically take their clients with them when they leave to work for a competitor of ours. From time to time, in addition to investment executives, we have lost equity research, investment banking, public finance, and institutional sales and trading professionals to our competitors, and some have taken clients away from us.

We cannot assure you that we will successfully retain our key personnel or attract, assimilate, or retain other highly qualified personnel in the future, and our failure to do so could materially and adversely affect our business, financial condition, and operating results.

Competition for personnel within the financial services industry is intense. The cost of retaining skilled professionals in the financial services industry has escalated considerably, as competition for these professionals has intensified. Employers in the industry are increasingly offering guaranteed contracts, upfront payments, and increased compensation. These can be important factors in an employee's decision to leave us. As competition for skilled professionals in the industry increases, we may have to devote more significant resources to attracting and retaining qualified personnel.

Moreover, companies in our industry whose employees accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. We are currently subject to several such claims and may be subject to additional claims in the future as we seek to hire qualified personnel, some of whom may currently be working for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits. Such claims could also discourage potential employees who currently work for our competitors from joining us.

Continued growth may strain our resources.

One of our strategies is to grow through the recruitment of investment executives and, to a lesser extent, possible future acquisitions. The growth of our business and expansion of our client base has and will continue to strain our management and administrative resources. It will also require increased investment in management personnel and financial, administrative, and communication systems. Unless offset by a growth of revenues, the costs associated with these investments will reduce our operating margins. We cannot assure investors that we will be able to manage or continue to manage our recent or future growth successfully. The inability to do so could have a material adverse effect on our business, financial condition, and operating results.

Terrorist attacks have contributed to economic instability in the United States; continued terrorist attacks, war, or other civil disturbances could lead to further economic instability and adversely affect investor confidence.

The market has been beset with volatility and uncertainty in light of the terrorist attacks of September 11, 2001, escalating tensions in the Middle East, recessionary economic conditions, the Federal Reserve Board's interest rate reductions, the war in Afghanistan, and the threat of war with Iraq. The full impact of these events on the financial markets is not yet known but could include, among other things, increased volatility in the prices of securities, including the preferred securities. We are unable to predict whether the future effects of the ensuing U.S. military and other responsive actions, and the threat of similar future events or responses to such events, will result in long-term commercial disruptions or will have a long-term adverse effect on the financial markets, as well as our business, results of operations, or financial condition.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

The brokerage and investment banking industry continues to undergo technological change, with periodic introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables firms to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy their demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients.

We rely upon third parties to provide critical functions.

Our trade processing software is operated by a third-party vendor under an agreement whereby they provide us turn-key maintenance and operation of mainframe computers and servers that operate the software. Likewise, we contract with another vendor, affiliated with our trade processing software vendor, to operate our market data servers, which constantly broadcast news, quotes, analytics, and other important information to the desktop computers of our investment executives. We contract with other vendors to produce, batch, and mail our confirmations and customer reports. As our business grows, we cannot be assured that the technology and services we require from third parties will be available. A third-party contractor's inability to meet our needs could cause us to be unable to timely and accurately process our clients' transactions or maintain complete and accurate records of such transactions.

We depend heavily on our communications and information systems, which are vulnerable to systems failures.

Our business is highly dependent on communications and information systems. Any failure or interruption of our systems could cause delays in our securities trading activities, which could significantly harm our operating results. We cannot assure you that we will not suffer any of these systems failures or interruptions from power or telecommunication failures, natural disasters, or that our back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

Localized conditions in the Midwest region of the United States, or to a lesser extent the Rocky Mountain region, may adversely affect our business.

Our customers are, and have historically been, concentrated in the Midwest region of the United States and, to a lesser extent, the Rocky Mountain region. Our revenue is derived largely from our retail brokerage business in these regions. Because of this concentration, we are dependent on market conditions in these regions. A significant downturn in the economy in any of these regions could materially and adversely affect our underwriting and brokerage businesses located there.

Lack of sufficient liquidity could impair our business and financial condition.

Liquidity is essential to our business. If we have insufficient liquid assets, we will be forced to curtail our operations, and our business will suffer. The principal source of our liquidity is our assets, consisting mainly of cash or assets readily convertible into cash. These assets are financed primarily by our equity capital, preferred securities, client credit balances, short-term bank loans, proceeds from securities lending, and other payables. We currently finance our client accounts and firm trading positions through ordinary course borrowings at floating interest rates from various banks on a demand basis, with company-owned and client securities pledged as collateral. Changes in securities market volumes, related client borrowing demands, underwriting activity, and levels of securities inventory affect the amount of our financing requirements.

Our liquidity requirements may change in the event we need to raise more funds than anticipated to increase inventory positions, support more rapid expansion, develop new or enhanced services and products, acquire technologies, or respond to other unanticipated liquidity requirements. Stifel Nicolaus generates substantially all of our revenue. We rely exclusively on financing activities and distributions from our subsidiaries for funds to pay dividends, implement our business and growth strategies, and repurchase shares. Net capital rules, restrictions under our long-term debt, or the borrowing arrangements of our subsidiaries, as well as the earnings, financial condition, and cash requirements of our subsidiaries, may each limit distributions to us from our subsidiaries.

In the event existing internal and external financial resources do not satisfy our needs, we may have to seek additional outside financing. The availability of outside financing will depend on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, credit ratings, and credit capacity, as well as our specific financial position. We cannot assure investors that our internal sources of liquidity will prove sufficient, or if they prove insufficient, that we will be able to successfully obtain outside financing on favorable terms, or at all.

We are subject to increasing governmental and organizational regulation.

Our business, and the securities industry generally, is subject to extensive regulation at both the federal and state levels. In addition, self-regulatory organizations, such as the New York Stock Exchange, Inc. ("NYSE") and the National Association of Securities Dealers, Inc. ("NASD"), require compliance with their extensive rules and regulations. Among other things, these regulatory authorities impose restrictions on sales methods, trading practices, use and safekeeping of customer funds and securities, record keeping, and the conduct of principals and employees. The extensive regulatory framework applicable to broker-dealers, the purpose of which is to protect investors and the integrity of the securities markets, imposes significant compliance burdens and attendant costs on us. The regulatory bodies that administer these rules do not attempt to protect the interests of our security holders as such, but rather the public and markets generally. Failure to comply with any of the laws, rules, or regulations of any independent, state, or federal regulatory authority could result in a fine, injunction, suspension, or expulsion from the industry, which could materially and adversely impact us. Furthermore, amendments to existing state or federal statutes, rules, and regulations or the adoption of new statutes, rules, and regulations could require us to alter our methods of operation at costs which could be substantial. In particular, recent corporate scandals have given rise to the Sarbanes-Oxley Act, which has far-reaching effects on corporate governance and accountancy. In addition, the Securities and Exchange Commission ("SEC"), the NYSE, and the NASD has promulgated new rules for separation of persons or entities providing securities research and analysis from investment banks. The enactment of such a proposal would potentially adversely affect the revenues and profits of investment banks generally, including the Financial Institutions Group of our Equity Capital Markets business segment. In addition, our ability to comply with laws, rules, and regulations is highly dependent upon our ability to maintain a compliance system which is capable of evolving with increasingly complex and changing requirements. Moreover, one of our subsidiaries, Century Securities, gives rise to a higher risk of noncompliance because of the nature of the independent contractor relationships involved.

We are subject to net capital requirements; failure to comply with these rules would significantly harm our business.

The SEC requires broker-dealers to maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. These rules require broker-dealers to maintain a substantial portion of their assets in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the SEC and suspension or expulsion by the NASD, the NYSE, and other regulatory bodies, and ultimately may require its liquidation. These rules affect both of our broker-dealer subsidiaries. Failure to comply with the net capital rules could have material and adverse consequences, such as:

- Limiting our operations that require intensive use of capital, such as underwriting or trading activities; or
- Restricting us from withdrawing capital from our subsidiaries, even where our broker-dealer subsidiaries have more than the minimum amount of required capital. This, in turn, could limit our ability to pay dividends, implement our business and growth strategies, pay interest on and repay the principal of our debt, and/or repurchase shares.

In addition, a change in the net capital rules or the imposition of new rules affecting the scope, coverage, calculation, or amount of net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk.

Although we have developed risk management procedures and policies to identify, monitor, and manage risks, we cannot assure investors that our procedures will be fully effective. Our risk management methods may not effectively predict the risks we will face in the future, which may be different in nature or magnitude than past experiences. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients, and other matters provided by third parties. This information may not be accurate, complete, up-to-date, or properly evaluated, and our risk management procedures may be correspondingly flawed. Management of operational, legal, and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure investors that our policies and procedures will be fully effective.

ITEM 1. BUSINESS

Stifel Financial Corp. ("Financial" or the "Company"), a Delaware corporation and a holding company for Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus") and other subsidiaries, was organized in 1983. Stifel Nicolaus is the successor to a partnership founded in 1890. Unless the context requires otherwise, the term "Company" as used herein means Stifel Financial Corp. and its subsidiaries.

The Company offers securities-related financial services through its wholly owned operating subsidiaries, Stifel Nicolaus and Century Securities Associates, Inc. ("CSA"). These subsidiaries provide brokerage, trading, investment banking, investment advisory, and related financial services primarily to customers throughout the United States from 112 locations. The Company's customers include individuals, corporations, municipalities, and institutions. Although the Company has customers throughout the United States, its major geographic area of concentration is in the Midwest and, to a lesser extent, the Rocky Mountain Region.

Financial Information

The amounts of each of the principal sources of revenue, net income, and total assets of the Company for the years ended December 31, 2002, 2001, and 2000 are contained in Item 6. Selected Financial Data, herein. Financial information for each segment of the Company is contained in Note R of the Consolidated Financial Statements filed herein.

Narrative Description of Business

As of February 28, 2003, the Company employed 1,172 individuals. Of these, Stifel Nicolaus employed 1,164 of which 442 were employed as private client and institutional sales people. In addition, 132 investment executives were affiliated with CSA as independent contractors. Through its broker-dealer subsidiaries, the Company provides securities services to approximately 163,000 client accounts. No single client accounts for a material percentage of any segment of the Company's business.

Private Client

The Company provides securities transaction and financial planning services to its private clients through Stifel Nicolaus' branch system and its independent contractor firm, CSA. Management has made significant investments in personnel, technology, and market data platforms to grow the private client segment over the past four years.

Stifel Nicolaus Private Client

Stifel Nicolaus has 81 private client branches located in 14 states, primarily in the Midwest. Its 419 investment executives provide a broad range of services and financial products to their clients. While an increasing number of clients are electing asset-based fee alternatives to the traditional commission schedule, in most cases Stifel Nicolaus charges commissions on both stock exchange and over-the-counter transactions, in accordance with Stifel Nicolaus' commission schedule. In certain cases, varying discounts from the schedule are granted. In addition, Stifel Nicolaus distributes taxable and tax-exempt fixed income products to its private clients, including municipal, corporate, government agency and mortgage-backed bonds, preferred stock, and unit investment trusts. In addition, Stifel Nicolaus distributes insurance and annuity products and investment company shares. Stifel Nicolaus has dealer-sales agreements with numerous distributors of investment company shares. These agreements generally provide for dealer discounts ranging up to 5.75% of the purchase price, depending upon the size of the transaction.

CSA Private Client

CSA has affiliations with 132 independent contractors in 30 branch offices and 82 satellite offices in 29 states. CSA's independent contractors provide the same types of financial products and services to its private clients as does Stifel Nicolaus. Under their contractual arrangements, these independent contractors may also provide accounting services, real estate brokerage, insurance, or other business activities for their own account. However, all securities transactions must be transacted through CSA. Independent contractors are responsible for all of their direct costs and are paid a larger percentage of commissions to compensate them for their added expenses. CSA is an introducing broker-dealer and, as such, clears its transactions through Stifel Nicolaus.

Client securities transactions are effected on either a cash or margin basis. The customer deposits less than the full cost of the security when securities are purchased on a margin basis. The Company makes a loan for the balance of the purchase price. Such loans are collateralized by the securities purchased. The amounts of the loans are subject to the margin requirements of Regulation T of the Board of Governors of the Federal Reserve System, NYSE margin requirements, and the Company's internal policies, which usually are more restrictive than Regulation T or NYSE requirements. In permitting customers to purchase securities on margin, the Company is subject to the risk of a market decline, which could reduce the value of its collateral below the amount of the customers' indebtedness.

Equity Capital Markets

The Equity Capital Markets segment includes corporate finance, research, syndicate, over-the-counter equity trading, and institutional sales and trading.

Corporate Finance

The corporate finance group consists of 23 professionals, located in St. Louis, Chicago, Denver, and Louisville, and is involved in public and private equity and preferred underwritings for corporate clients, merger and acquisition advisory services, fairness opinions, and evaluations. Stifel Nicolaus focuses on small and mid-cap companies, primarily financial institutions.

Research

The research department consists of 26 analysts, located in St. Louis, Kansas City, Minneapolis, and Denver, who publish research on 212 companies. Proprietary research reports are provided to private and institutional clients at no charge and are supplemented by research purchased from outside vendors.

Syndicate

The syndicate department, consisting of four professionals, coordinates the marketing, distribution, pricing, and stabilization of the Company's lead- and co-managed underwritings. In addition, the syndicate department coordinates the firm's syndicate and selling group activities managed by other investment banking firms.

Over-the-Counter Equity Trading

The Company trades as principal in the over-the-counter market. The over-the-counter equity trading group has ten professionals. It acts as both principal and agent to facilitate the execution of customers' orders. The Company makes a market in various securities of interest to its customers through buying, selling, and maintaining an inventory of these securities. At February 28, 2003, Stifel Nicolaus made a market in 255 equity issues in the over-the-counter market. The Company does not engage in a significant amount of trading for its own account.

Institutional Sales and Trading

The institutional equity sales and trading group consists of 14 professionals who provide equity products to its institutional accounts in both the primary and secondary markets. Primary equity issues are generally underwritten by Stifel Nicolaus' corporate finance group. At February 28, 2003, the institutional equity sales and trading department had 426 institutional accounts.

Fixed Income Capital Markets

The Fixed Income Capital Markets segment includes public finance, institutional sales, and competitive underwriting and trading.

Public Finance

Public finance consists of 29 professionals, with offices in St. Louis, Missouri; Denver, Colorado; Orlando, Florida; Wichita, Kansas; and Brookfield, Wisconsin. Stifel Nicolaus acts as an underwriter and dealer in bonds issued by states, cities, and other political subdivisions and may act as manager or participant in offerings managed by other firms. The majority of the Company's municipal bond underwritings are originated through these offices.

Institutional Sales and Trading

Institutional sales, consisting of 15 professionals, is comprised of taxable and tax-exempt sales departments located in St. Louis, Brookfield, and Denver. Stifel Nicolaus buys both tax-exempt and taxable products, primarily municipal, corporate, government agency, and mortgage-backed bonds for its own account, maintains an inventory of these products, and resells from that inventory to its institutional accounts. The institutional fixed income sales group maintained relationships with approximately 1,085 accounts at February 28, 2003.

Other Segments

In addition to its private client segment and capital markets segments, Stifel Nicolaus clears transactions for two introducing broker-dealers. Revenues and costs associated with clearing these transactions are also included in "other segments."

Competition

The Company competes with other securities firms, some of which offer their customers a broader range of brokerage services, have substantially greater resources, and may have greater operating efficiencies. In addition, the Company faces increasing competition from other financial institutions, such as commercial banks, online service providers, and other companies offering financial services. The Financial Modernization Act, signed into law in late 1999, lifted restrictions on banks and insurance companies, permitting them to provide financial services once dominated by securities firms. In addition, recent consolidation in the financial services industry may lead to increased competition from larger, more diversified organizations. Some of these firms generally charge lower commission rates to their customers without offering services such as portfolio valuation, investment recommendations, and research. Trading on the Internet has increased significantly.

Management relies on the expertise acquired in its market area over its 112-year history, its personnel, and its equity capital to operate in the competitive environment.

Regulation

The securities industry in the United States is subject to extensive regulation under federal and state laws. The SEC is the federal agency charged with the administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations ("SROs"), principally the NASD, the Municipal Securities Rulemaking Board, and the national securities exchanges, such as the NYSE. SROs adopt rules (which are subject to approval by the SEC) which govern the industry and conduct periodic examinations of member broker-dealers. Securities firms are also subject to regulation by state securities commissions in the states in which they are registered.

As a result of federal and state registration and SRO memberships, broker-dealers are subject to overlapping schemes of regulation which cover all aspects of their securities businesses. Such regulations cover matters including capital requirements; uses and safe-keeping of clients' funds; conduct of directors, officers, and employees; recordkeeping and reporting requirements; supervisory and organizational procedures intended to assure compliance with securities laws and to prevent improper trading on material nonpublic information; employee-related matters, including qualification and licensing of supervisory and sales personnel; limitations on extensions of credit in securities transactions; clearance and settlement procedures; requirements for the registration, underwriting, sale, and distribution of securities; and rules of the SROs designed to promote high standards of commercial honor and just and equitable principles of trade. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, many aspects of the broker-dealer customer relationship are subject to regulation, including, in some instances, "suitability" determinations as to certain customer transactions, limitations on the amounts that may be charged to customers, timing of proprietary trading in relation to customers' trades, and disclosures to customers.

Additional legislation, changes in rules promulgated by the SEC and by SROs, and changes in the interpretation or enforcement of existing laws and rules often directly affect the method of operation and profitability of broker-dealers. The SEC and the SROs may conduct administrative proceedings, which can result in censures, fines, suspension, or expulsion of a broker-dealer, its officers, or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets rather than the protection of creditors and stockholders of broker-dealers.

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations, and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity or debt securities registered under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act establishes: (1) new requirements for audit committees, including independence, expertise, and responsibilities; (2) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (3) new standards for auditors and regulation of audits; (4) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (5) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions became effective immediately, while other provisions become effective over a period of 30 to 270 days and are subject to rulemaking by the SEC. Although there will be modest additional expenses incurred in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, management does not expect that such compliance will have a material impact on our results of operations or financial condition.

The research departments of broker-dealer firms are the subject of increased regulatory scrutiny. In 2002, the SEC, the NYSE, and the NASD adopted numerous rules affecting research analysts and their interaction with investment banking departments at member securities firms, as well as other companies. Also, acting in part pursuant to a mandate contained in the Sarbanes-Oxley Act, the SEC, the NYSE, and the NASD proposed additional, heightened restrictions on the interaction between research analysts and investment banking departments at member securities firms.

The USA Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers and other financial services companies, including standards for verifying client identification at account opening and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the Act seeks to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the U.S. contain some similar provisions. The increased obligations of financial institutions, including Stifel, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions requires the implementation and maintenance of internal practices, procedures, and controls which will increase our costs and may subject us to liability.

As a broker-dealer and member of the NYSE, Stifel Nicolaus is subject to the Uniform Net Capital Rule (Rule 15c3-1) promulgated by the SEC, which provides that a broker-dealer doing business with the public shall not permit its aggregate indebtedness (as defined) to exceed 15 times its net capital (as defined) or, alternatively, that its net capital shall not be less than two percent of aggregate debit balances (primarily receivables from customers and broker-dealers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3). The Uniform Net Capital Rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments to its customers and other broker-dealers. Both methods allow broker-dealers to increase their commitments to customers only to the extent their net capital is deemed adequate to support an increase. Management believes that the alternative method, which is utilized by most full-service securities firms, is more directly related to the level of customer business. Therefore, Stifel Nicolaus computes its net capital under the alternative method.

Under SEC rules, a broker-dealer may be required to reduce its business and restrict withdrawal of subordinated capital if its net capital is less than four percent of aggregate debit balances and may be prohibited from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit balances. A broker-dealer that fails to comply with the Uniform Net Capital Rule may be subject to disciplinary actions by the SEC and self-regulatory agencies, such as the NYSE, including censures, fines, suspension, or expulsion. In computing net capital, various adjustments are made to net worth to exclude assets which are not readily convertible into cash and to state conservatively the other assets, such as a firm's position in securities. Compliance with the Uniform Net Capital Rule may limit those operations of a firm such as Stifel Nicolaus which require the use of its capital for purposes of maintaining the inventory required for a firm trading in securities, underwriting securities, and financing customer margin account balances. Stifel Nicolaus had net capital of approximately $43.6 million at December 31, 2002, which was approximately 13.4% of aggregate debit balances and approximately $37.1 million in excess of required net capital.

ITEM 2. PROPERTIES

The Company's headquarters, Stifel Nicolaus' headquarters, and operations and CSA's headquarters are located in 96,000 square feet of leased office space in St. Louis, Missouri. The Company's Private Client segment maintains 81 leased offices in 14 states, primarily in the Midwest. The Fixed Income Capital Markets segment resides in seven leased locations. The Equity Capital Markets segment occupies leased space in five locations. The Company's management believes that, at the present time, the facilities are suitable and adequate to meet its needs and that such facilities have sufficient productive capacity and are appropriately utilized.

The Company also leases communication and other equipment. Aggregate annual rental expense, for office space and equipment, for the year ended December 31, 2002, was approximately $9.9 million. Further information about the lease obligations of the Company is provided in Note D of the Notes to Consolidated Financial Statements filed and made a part hereof.

ITEM 3. LEGAL PROCEEDINGS

See Note I of the Consolidated Financial Statements filed and made a part hereof.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

ITEM 4a. EXECUTIVE OFFICERS OF THE REGISTRANT

The following information is furnished pursuant to General Instruction G (3) of Form 10-K with respect to the executive officers of Financial:

Name	*Age*	*Positions or Offices With the Company and Stifel Nicolaus*
Ronald J. Kruszewski	44	Chairman of the Board of Directors, President, and Chief Executive Officer of the Company and Chairman of the Board of Directors and Chief Executive Officer of Stifel Nicolaus
Scott B. McCuaig	53	Senior Vice President and Director of the Company and President, Co-Chief Operating Officer, and Director of Stifel Nicolaus

James M. Zemlyak	43	Senior Vice President, Chief Financial Officer, and Treasurer of the Company and Senior Vice President, Co-Chief Operating Officer, Chief Financial Officer, and Director of Stifel Nicolaus
Walter F. Imhoff	71	Senior Vice President of Stifel Nicolaus and Director of the Company
Thomas A. Prince	53	Senior Vice President and General Counsel of the Company and General Counsel, Senior Vice President, and Director of Stifel Nicolaus
George H. Walker III	72	Chairman Emeritus of the Board of Directors of the Company

Ronald J. Kruszewski has been President and Chief Executive Officer of the Company and Stifel Nicolaus since September 1997 and Chairman of the Board of Directors of the Company and Stifel Nicolaus since April 2001. Prior thereto, Mr. Kruszewski served as Managing Director and Chief Financial Officer of Baird Financial Corporation and Managing Director of Robert W. Baird & Co. Incorporated, a securities broker-dealer firm, from 1993 to September 1997. Mr. Kruszewski has been a Director of the Company since September 1997.

Scott B. McCuaig has been Senior Vice President and President of the Private Client Group of the Company and Stifel Nicolaus and Director of Stifel Nicolaus since January 1998 and President and Co-Chief Operating Officer of Stifel Nicolaus since August 2002. Mr. McCuaig has been a Director of the Company since April 2001. Prior thereto, Mr. McCuaig served as Managing Director, head of marketing, and regional sales manager of Robert W. Baird & Co. Incorporated from June 1988 to January 1998. Mr. McCuaig has been a Director of the Company since April 2001.

James M. Zemlyak joined Stifel Nicolaus in February 1999. Mr. Zemlyak has been Senior Vice President, Chief Financial Officer, and Treasurer of the Company and Senior Vice President, Chief Financial Officer, and a member of the Board of Directors of Stifel Nicolaus since February 1999 and Co-Chief Operating Officer of Stifel Nicolaus since August 2002. Prior to joining the Company, Mr. Zemlyak served as Managing Director and Chief Financial Officer of Baird Financial Corporation from 1997 to 1999 and Senior Vice President and Chief Financial Officer of Robert W. Baird & Co. Incorporated from 1994 to 1999.

Walter F. Imhoff has served as Senior Vice President of Stifel Nicolaus and a Director of the Company since January 12, 2000. Prior thereto, Mr. Imhoff served as Chairman, President, and Chief Executive Officer of Hanifen, Imhoff Inc., a Colorado-based broker-dealer, from 1979 until it was integrated into the Company on January 12, 2000.

Thomas A. Prince joined Stifel Nicolaus in August 1999. He became Senior Vice President and General Counsel of the Company and General Counsel, Senior Vice President, and a Director of Stifel Nicolaus in July 2000. Prior thereto, he served as Branch Manager of the Little Rock, Arkansas Private Client Group office of Stifel Nicolaus. Prior to joining Stifel Nicolaus, Mr. Prince was a principal in the law firm of Jack, Lyon & Jones, PA in Little Rock, Arkansas from January 1990 to August 1999.

George H. Walker III joined Stifel Nicolaus in 1976. Mr. Walker served as Chief Executive Officer of Stifel Nicolaus from December 1978 until October 1992 and served as Chairman of Stifel Nicolaus from July 1982 until April 2001. Mr. Walker served as Chairman of the Board of the Company from 1981 to 1985 and from 1988 until April 2001, when he became Chairman Emeritus, and Mr. Walker served as President and Chief Executive Officer of the Company until October 1992. Mr. Walker is a Director of Western and Southern Life Insurance Company, Laidlaw Corporation, and Macroeconomic Advisers, LLC. Mr. Walker is Chairman of the Advisory Board of the School of Business and Technology, Webster University and is a member of Washington University's National Council for the Olin School of Business. He is also Founder and Chairman of the Steering Committee to bring about "Home Rule" for the City of St. Louis.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

a. Market Information

The common stock of Stifel Financial Corp. is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The high/low sales prices for Stifel Financial Corp. common stock, as reported on the NYSE Consolidated Transactions Reporting System, for each full quarterly period for the calendar years are as follows:

	Stock Price High - Low
Year 2002 By Quarter	
First	$ 13.20 - 10.40
Second	14.65 - 12.45
Third	13.30 - 11.65
Fourth	12.70 - 10.95
Year 2001 By Quarter	
First	$ 14.00 - 10.69
Second	14.00 - 11.40
Third	12.65 - 10.00
Fourth	10.95 - 10.05

b. Holders

The approximate number of stockholders of record on March 17, 2003, was 3,500.

c. Dividends

Dividends paid were as follows:

Record Date	Payment Date	Cash Dividend
2/15/01	3/1/01	$0.03
5/10/01	5/24/01	$0.03
8/9/01	8/23/01	$0.03
11/8/01	11/22/01	$0.03
2/13/02	2/27/02	$0.03
5/23/02	6/6/02	$0.03

On May 9, 2002, the Company announced the elimination of future dividends on common stock.

See restrictions related to the payment of dividends in Liquidity and Capital Resources contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and made part hereof.

d. Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding securities authorized for issuance under equity compensation plans is contained in "Proposal II. Equity Compensation Plan Information," included in the Registrant's Proxy Statement for the 2003 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Five-Year Financial Summary

	(in thousands, except per share amounts)	Years Ended December 31, 2002	2001	2000	1999	1998
Revenues	Commissions	$ 71,520	$ 73,517	$ 85,109	$ 68,663	$ 56,729
	Principal transactions	36,251	31,009	28,046	24,654	26,465
	Investment banking	45,918	37,068	21,700	11,507	15,763
	Interest	14,544	21,866	35,479	20,525	18,889
	Other	25,880	25,530	27,514	25,844	19,442
	Total revenues	194,113	188,990	197,848	151,193	137,288
	Less: Interest expense	6,319	11,722	20,594	10,097	9,798
	Net revenues	187,794	177,268	177,254	141,096	127,490
Non-interest Expenses	Employee compensation and benefits	126,726	120,889	117,229	92,819	86,967
	Communications and office supplies	10,737	10,799	10,879	8,911	8,389
	Occupancy and equipment rental	18,631	17,673	15,120	11,819	9,549
	Commissions and floor brokerage	3,373	3,269	3,059	2,838	2,804
	Other operating expenses	23,533	21,251	16,278	13,736	11,192
	Total non-interest expenses	183,000	173,881	162,565	130,123	118,901
	Income before income taxes	4,794	3,387	14,689	10,973	8,589
	Provision for income taxes	2,014	1,377	5,486	3,808	3,344
	Net income	$ 2,780	$ 2,010	$ 9,203	$ 7,165	$ 5,245
Per Share Data	Basic earnings	$ .40	$ .28	$ 1.31	$ 1.08	$ .77
	Diluted earnings	$ .34	$ .25	$ 1.20	$ 1.03	$ .73
	Cash dividends	$ .06	$ .12	$ .12	$ .12	$ .12
Statement of Financial Condition and Other Data	Total assets	$422,976	$440,559	$458,312	$453,110	$335,005
	Long-term obligations (includes capital leases)	$ 35,006	$ 11,285	$ 11,771	$ 11,438	$ 6,218
	Stockholders' equity	$ 79,990	$ 78,622	$ 74,178	$ 59,059	$ 54,977
	Net income as % average equity	3.44%	2.58%	13.33%	12.55%	9.69%
	Net income as % total revenues	1.43%	1.06%	4.65%	4.74%	3.82%
	Average common shares and share equivalents used in determining earnings per share:					
	Basic	7,033	7,162	7,007	6,655	6,850
	Diluted	8,169	7,990	7,669	6,940	7,198

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," made part hereof.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Environment

Stifel Financial Corp. (the "Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), collectively referred to as the "Company," is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest and, to a lesser extent, the Rocky Mountain Region. The Company's principal customers are individual investors, with the remaining client base composed of corporations, municipalities, and institutions.

A significant portion of the Company's revenue is derived from commissions, investment banking fees, principal transactions, and margin interest revenue. Changes in economic conditions, inflation, volatility of securities prices and interest rates, trading volume of securities, demand for investment banking services, geopolitical events, and competition from other securities brokerage firms and financial institutions are outside the control of the Company and may negatively impact these sources of revenue. Since a significant portion of the Company's expenses are relatively fixed, and revenues are subject to volatility, results of operations can vary significantly from period to period.

The Company faces increasing competition from other financial institutions, such as commercial banks, online service providers, and other companies offering financial services. The Financial Modernization Act, signed into law in late 1999, lifted restrictions on banks and insurance companies, permitting them to provide financial services once dominated by securities firms. In addition, recent consolidation in the financial services industry may lead to increased competition from larger, more diversified organizations. At present, the Company is unable to predict the extent of these changes and their impact on the Company's results of operations.

The Company's business activities subject it to substantial risks of potential liability to customers and to regulatory enforcement proceedings. Participants in the securities industry face an increasing amount of litigation and arbitration proceedings. Dissatisfied clients regularly make claims against securities firms and their investment executives for fraud, unauthorized trading, suitability, churning, failure to supervise, and breach of fiduciary duty. Underwriters and selling agents may be liable if they make material misstatements or omit material information in prospectuses and other communications regarding underwritten offerings of securities. The Company may be adversely affected by claims of this nature filed against it currently or in the future.

The cost of attracting and retaining skilled professionals in the financial services industry has escalated considerably as competition for these professionals has intensified. Employers in the industry are increasingly offering transition pay in the form of guaranteed contracts, upfront payments, and increased compensation. Since late 1997, the Company has increased the number of its investment executives and institutional sales people from 269 to 435 as part of its overall growth strategy. In order to attract these investment executives, the Company offered transition pay, principally in the form of upfront loans. These loans are amortized over a five- to ten-year period. During a period of declining markets, the Company may be adversely affected, as a portion of these costs remain fixed.

The difficult market and economic conditions that existed in 2001 deteriorated even further in 2002. Despite fairly resilient consumer spending, stimulated by historically low interest rates that lowered borrowing costs and increased home mortgage refinancings, economic growth remained sluggish. Concerns over weak corporate earnings, significant corporate bankruptcies, corporate governance scandals, heightened geopolitical tensions in the Middle East, the war on terrorism, and the threat of war with Iraq served to dissuade the investor further from the market.

The equity markets posted losses for the third consecutive year, with all three major equity market indices posting double-digit losses.

The combination of a weak economy, a declining stock market, and heightened geopolitical concerns resulted in another challenging year for the securities industry. Stock issuance volumes declined, reflecting falling stock prices and lack of investor demand. Merger and acquisition volumes dropped dramatically during 2002, reflecting unstable equity market conditions.

Business Environment (continued)

As a result of the Federal Reserve Board's lowering of the Fed funds interest rates eleven times during 2001 and once during the last quarter of 2002, the Company's rates charged to its customers for borrowings were reduced. Likewise, the interest rates paid by the Company to support customer and firm borrowings declined. The effect of the reduction in interest rates, along with the Company's issuance of preferred securities (see Note L), was to reduce the Company's net interest margin by $1.9 million (19%).

However, for 2001 and 2002, the economic and interest rate environment provided favorable conditions industry-wide for municipal bond underwritings, as state and local governments tapped the capital markets to fund growing budget deficits and to refinance higher interest debt at very low borrowing costs.

Despite the uncertainty in the market, the Company continued its expansion efforts, albeit somewhat subdued from the prior years, by opening 7 branch offices, for a total of 79 in 15 states, and increasing the number of investment executives to 435 from 428.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note A to the Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2002, describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. Estimates are used for, but not limited to, the accounting for the fair value of non-marketable investments and contingencies. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements.

Legal Reserves

The Company records reserves related to legal proceedings resulting from lawsuits and arbitrations, which arise from its business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Management has determined that it is likely that ultimate resolution in favor of the claimant will result in losses to the Company on certain of these claims. The Company has, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent they believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. Factors considered by management in estimating the Company's liability are the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the employee of the Company, the total cost of defending the litigation and the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve. After discussion with outside counsel, management, based on its understanding of the facts, reasonably estimates a range of loss and accrues what they consider appropriate to reserve against probable loss for certain claims, which is included in the balance sheet under the caption "Accounts payable and accrued expenses."

Valuation of Securities and Investments

Securities not readily marketable, held for investment by the Parent and certain subsidiaries, of $11.2 million and $12.4 million at December 31, 2002 and 2001, respectively, are included under the caption "Investments" and are carried at fair value. Investment securities of registered broker-dealer subsidiaries are carried at fair value or amounts that approximate fair value. The fair value of investments, for which a quoted market or dealer price is not available, are based on management's estimates. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term.

The following summarizes the changes in the major categories of revenues and expenses for the respective periods.

Increase (Decrease)	Year Ended December 31, 2002 vs. December 31, 2001		Year Ended December 31, 2001 vs. December 31, 2000	
Dollars in thousands	*Amount*	*Percentage*	*Amount*	*Percentage*
Revenues:				
Commissions	$(1,997)	(3)%	$(11,592)	(14)%
Principal transactions	5,242	17	2,963	11
Investment banking	8,850	24	15,368	71
Interest	(7,322)	(33)	(13,613)	(38)
Other	350	1	(1,984)	(7)
Total revenues	5,123	3	(8,858)	(4)
Less: Interest expense	(5,403)	(46)	(8,872)	(43)
Net revenues	$ 10,526	6 %	$ 14	- -
Non-interest expenses:				
Employee compensation and benefits	$ 5,837	5 %	$ 3,660	3 %
Communication and office supplies	(62)	(1)	(80)	(1)
Occupancy and equipment rental	958	5	2,553	17
Commissions and floor brokerage	104	3	210	7
Other operating expenses	2,282	11	4,973	31
Total non-interest expenses	$ 9,119	5 %	$ 11,316	7 %

2002 As Compared to 2001

The Company posted its seventh consecutive year of record net revenues of $187.8 million, up from $177.3 million of the previous year.

Net income increased to $2.8 million or $0.34 per diluted share from $2.0 million or $0.25 per diluted share.

Revenues from commissions on agency transactions declined $2.0 million, principally from continued declining market conditions.

Revenues from principal transactions increased $5.2 million, primarily as a result of increased trading activity in taxable and tax-exempt fixed income products as investors sought alternatives to equity-based products. Principal transactions are primarily derived from over-the-counter equity and fixed income inventory activities. Inventories of these securities are maintained to meet client needs. Commissions and realized and unrealized gains and losses that result from holding and trading these securities are included in principal transactions revenue.

Investment banking revenues increased $8.9 million due to an increase in corporate finance revenue of $10.0 million. After posting record revenues in 2001, municipal finance revenues decreased $1.1 million in 2002. During the year, the Company's Equity Capital Markets group led or co-managed 47 equity, debt, or trust preferred offerings raising more than $4.6 billion, compared to 21 deals in 2001 totaling $1.2 billion. During the year, the Company's Fixed Income Capital Markets group participated in 390 deals (146 negotiated and 244 competitive deals) totaling approximately $10.8 billion, compared to 375 fixed income deals (147 negotiated and 228 competitive) totaling $10.3 billion in 2001.

Net interest income decreased $1.9 million (19%) due to a decrease in interest income of $7.3 million, principally from reduced borrowings by customers caused by poor market conditions and decreased rates charged to those customers. The decrease in interest income was offset by a $5.4 million decrease in interest expense. Interest on short-term borrowings decreased $7.0 million, resulting from decreased borrowings as well as decreased rates on those borrowings and decreased stock loan activity by the Company to finance customer borrowings on margin accounts. The decrease in interest expense on short-term borrowings was offset by an increase in interest expense for long-term borrowings.

2002 As Compared to 2001 (continued)

On April 25, 2002, the Company completed the offering of 1,380,000 shares of 9% Cumulative Trust Preferred Securities (trust preferred securities) for $34.5 million (see Note L). On April 30, 2002, the Company extinguished the $10.0 million principal amount of long-term debt bearing interest of 8% per annum. As a result, long-term interest for the year increased $1.6 million. Average short-term borrowings decreased $47.8 million, primarily for customer collateralized borrowings and stock loan activity, with a 49% decrease in rates.

Other income increased $350,000, primarily resulting from an increase in money market account fees.

Employee compensation and benefits expense, which comprises 67% of total expenses, increased $5.8 million. Investment executive compensation, a major variable component of employee compensation, increased $5.4 million. This increase is principally from increased revenue production, offset by a decrease in transition pay, principally enhanced pay, of $500,000. Payroll taxes and employee benefits expense increased $874,000, offset by a decrease in fixed salaries of $483,000.

Occupancy and equipment rental expense increased $958,000 as a result of the Company's continued expansion efforts.

Other operating expenses increased $2.3 million, resulting principally from an arbitration award against the Company for compensatory damages to two customers of the Company in connection with activities of a former broker in its Pikeville, Kentucky office. The Company recorded an approximate $3.5 million after-tax charge for this case and other matters in the third quarter.

2001 As Compared to 2000

The Company posted record net revenues for the sixth consecutive year of $177.3 million, up from $177.2 million in the previous year. Total revenues decreased to $189.6 million from $198.1 million recorded the previous year.

Net income declined to $2.0 million or $0.25 per diluted share from $9.2 million or $1.20 per diluted share. The decline was primarily due to decreased net interest income, increased operating costs due to the Company's expansion efforts, and significant charges for legal-related matters incurred primarily in connection with historical litigation arising out of the Company's former Oklahoma operations and the writedown of the Company's investment portfolio.

Revenues from commissions on agency transactions decreased $11.6 million due principally to declining market conditions. Revenues from principal transactions increased $3.0 million, primarily as a result of increased trading activity in corporate bonds and municipal bonds as investors sought alternatives to equity-based products.

Investment banking revenues increased $15.4 million due to an increase of $10.6 million in corporate finance revenues and an increase of $4.8 million in municipal finance revenues. During the year, the Company's Fixed Income Capital Markets group participated in 375 fixed income deals (147 negotiated and 228 competitive) totaling approximately $10.3 billion, compared to 239 (102 negotiated and 137 competitive) deals totaling $6.7 billion in 2000. The increase resulted from the addition of the Wisconsin municipal banking office in mid-2000 and the increased number of municipal bond refinancings resulting from declining interest rates. During 2001, the Company's Equity Capital Markets group lead- or co-managed 21 equity offerings, principally for financial institutions, raising more than $1.2 billion, compared to 10 deals in 2000 totaling $424 million.

Net interest income decreased $4.7 million (32%) due to a $13.6 million decrease in interest income, principally resulting from decreased borrowings by customers caused by poor market conditions and decreased rates charged to those customers. The decrease in interest income was offset by a $8.9 million decrease in interest expense, resulting from decreased short-term borrowings, along with decreased rates on those borrowings, and decreased stock loan activity by the Company to finance customer borrowings on margin accounts. Average short-term borrowings decreased $45.2 million and $9.2 million, primarily for customer collateralized bank borrowings and stock loan activity, respectively, with a 35% decrease in rates.

Other revenues decreased $2.0 million, principally due to current year writedowns of the Company's investment portfolio of approximately $2.1 million, decreased investment advisory fees of $684,000 resulting from decreased customer portfolio valuations, decreased payments for order flow of $288,000, and a decrease of $615,000 resulting primarily from life insurance proceeds of $220,000 and litigation proceeds of $250,000 received in the first nine months of 2000. These decreases were offset by an approximate $1.8 million increase in money market account fees.

2001 As Compared to 2000 (continued)

Non-interest expenses increased $11.3 million, resulting from the Company's continued expansion activities and legal-related expenses in connection with historical litigation referred to above.

Employee compensation and benefits, which comprises 65% of total expenses, increased $3.7 million. The fixed component of compensation, primarily salaries, increased $3.0 million as a result of the Company's expansion efforts. Investment executive compensation, a major variable component of employee compensation, decreased $3.8 million due to the decreased revenue production. This decrease was offset by an increase in transition pay to investment executives of $2.7 million, principally enhanced payouts and amortization of upfront loans.

Occupancy and equipment rental increased $2.6 million due to the Company's expansion efforts.

Other operating expenses increased $5.0 million, resulting from approximately $1.3 million in legal-related expenses incurred in the second quarter of 2001 and $3.4 million in the third quarter of 2001, primarily in connection with historical litigation arising out of the Company's former Oklahoma operations.

Liquidity and Capital Resources

The Company's assets are principally highly liquid, consisting mainly of cash or assets readily convertible into cash. These assets are financed primarily by the Company's equity capital, trust preferred securities, customer credit balances, short-term bank loans, proceeds from securities lending, and other payables. Changes in securities market volumes, related customer borrowing demands, underwriting activity, and levels of securities inventory affect the amount of the Company's financing requirements.

In the normal course of business, Stifel Nicolaus borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available credit arrangements with banks totaled $255.0 million at December 31, 2002, of which $211.6 million was unused. There were no compensating balance requirements under these arrangements. The Company's floating interest rate on short-term borrowings bore interest at a weighted average rate of 1.74% and 1.97% at December 31, 2002 and 2001, respectively. Short-term borrowings utilized for customer loans of $26.4 million and $52.0 million were collateralized by customer-owned securities valued at $71.7 million and $81.4 million at December 31, 2002 and 2001, respectively. Short-term borrowings of $17.0 million and $14.8 million used to finance trading securities were collateralized by company-owned securities valued at $23.4 million and $22.6 million at December 31, 2002 and 2001, respectively. The value of the customer-owned securities is not reflected in the consolidated statement of financial condition. The average of such borrowings was $49.0 million in 2002, $96.8 million in 2001, and $142.0 million in 2000 at effective interest rates of 2.25%, 4.50%, and 6.87%, respectively.

On April 25, 2002, the Company completed the offering of 1,380,000 shares of its 9% Cumulative Trust Preferred Securities for net proceeds of approximately $32.9 million after offering expenses of approximately $200,000 and underwriting commissions. The Company used the proceeds to pay down short-term bank loans.

The Company utilized cash flows from operations for general corporate purposes, to repurchase shares of the Company's common stock, to finance future expansion activities, and to repay long-term debt. On April 30, 2002, the Company repaid $10.0 million principal amount, as allowed by the agreement, of long-term indebtedness due June 30, 2004, payable to Western & Southern Life Insurance Company, a significant shareholder, bearing interest of 8.0% per annum.

On February 19, 2002, the Company entered into a $4.0 million sale-leaseback arrangement for certain office furniture and equipment. The lease expires in February 2005, with an option to purchase the equipment at the higher of market value or 15% of the original purchase price. The Company makes quarterly payments of approximately $320,000. At the time of the sale, the Company's recorded net book value for the equipment was $2.9 million, resulting in a deferred gain of $1.1 million, which will be amortized ratably over the life of the lease. The transaction will be accounted for as an operating lease.

On May 9, 2002, the Company's board of directors authorized the repurchase of up to 750,000 additional shares. These purchases may be made on the open market or in privately negotiated transactions, depending upon market conditions and other factors. Repurchased shares may be used to meet obligations under the Company's employee benefit plans and for general corporate purposes. Further, the Company announced the elimination of future dividends on its common stock. During the year, the Company repurchased 570,124 shares at an average price of $12.05 per share. The Company is permitted to buy an additional 839,765 shares under existing board authorizations.

Liquidity and Capital Resources (continued)

Management believes that funds from operations, available informal short-term credit arrangements, long-term borrowings, and its ability to raise additional capital will provide sufficient resources to meet its present and anticipated financing needs and fund the Company's continued expansion for the next 12 months.

Stifel Nicolaus is subject to certain requirements of the SEC with regard to liquidity and capital requirements. At December 31, 2002, Stifel Nicolaus had net capital of approximately $43.6 million, which exceeded the minimum net capital requirements by approximately $37.1 million. Stifel Nicolaus may not be able to pay dividends from its equity capital without prior regulatory approval if doing so would jeopardize its ability to satisfy minimum net capital requirements.

Inflation

The Company's assets are primarily monetary, consisting of cash, securities inventory, and receivables. These monetary assets are generally liquid and turn over rapidly and, consequently, are not significantly affected by inflation. However, the rate of inflation affects various expenses of the Company, such as employee compensation and benefits, communications, and occupancy and equipment, which may not be readily recoverable in the price of its services.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." SFAS No. 141 discontinues the use of pooling of interests method of accounting for business combinations and requires that the purchase method be used. In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions, for the Disposal of a Segment of a Business." The adoption of the provisions of these statements did not have a material impact on the Company's consolidated financial statements.

In June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, effective for fiscal years beginning after December 15, 2001, required discontinuing the amortization of goodwill ($122,000 and $225,000 for 2001 and 2000, respectively) with indefinite useful lives. Instead, these assets will be tested periodically for impairment and written down to their value as necessary. On January 1, 2002, the Company adopted SFAS No. 142 (see Note F).

In November 2002, FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). For financial statements issued after December 15, 2002, FIN 45 requires that a guarantor make certain disclosures regarding guarantees or indemnification agreements. Starting January 1, 2003, FIN 45 will require that a liability be recognized at the fair value of the guarantee. The Company has adopted the disclosure provisions of FIN 45 in the accompanying financial statements and does not expect the liability recognition provisions will have a material impact on the Company's financial statements.

In January 2003, FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 is to improve financial reporting by enterprises involved with variable interest entities. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Although the Company has not finalized its analysis of FIN 46, the Company does not believe it will be required to consolidate any information related to variable interest entities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

Risks are an inherent part of the Company's business and activities. Management of these risks is critical to the Company's soundness and profitability. Risk management at the Company is a multi-faceted process that requires communication, judgment, and knowledge of financial products and markets. The Company's senior management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment, monitoring, and control of various risks. The principal risks involved in its business activities are: market, credit, operational, and regulatory and legal.

Market Risk

The potential for changes in the value of financial instruments owned by the Company is referred to as "market risk." Market risk is inherent to financial instruments, and accordingly, the scope of the Company's market risk management procedures includes all market risk-sensitive financial instruments.

The Company trades tax-exempt and taxable debt obligations, including U.S. Treasury bills, notes, and bonds; U.S. Government agency and municipal notes and bonds; bank certificates of deposit; mortgage-backed securities; and corporate obligations. The Company is also an active market-maker in over-the-counter equity securities. In connection with these activities, the Company may maintain inventories in order to ensure availability and to facilitate customer transactions.

Changes in value of the Company's financial instruments may result from fluctuations in interest rates, credit ratings, equity prices, and the correlation among these factors, along with the level of volatility.

The Company manages its trading businesses by product and has established trading departments that have responsibility for each product. The trading inventories are managed with a view toward facilitating client transactions, considering the risk and profitability of each inventory position.

Position limits in trading inventory accounts are established and monitored on a daily basis. Management monitors inventory levels and results of the trading departments, as well as inventory aging, pricing, concentration, and securities ratings.

(in thousands)	*December 31, 2002*	*December 31, 2001*
Financial instruments with market risk:		
Fair value		
Federal obligations	$ 3,438	$ 4,862
Municipal obligations	16,325	15,046
Corporate obligations	3,454	1,334
Total debt securities	23,217	21,242
Equity and other securities	3,905	1,552
Total	$27,122	$22,794

The table above primarily represents trading inventory associated with our customer facilitation and market-making activities and includes net long and short fair values, which is consistent with the way risk exposure is managed.

Interest Rate Risk

The Company is exposed to interest rate risk as a result of maintaining inventories of interest rate-sensitive financial instruments and from changes in the interest rates on its interest-earning assets (including client loans, stock borrow activities, investments, and inventories) and its funding sources (including client cash balances, stock lending activities, and bank borrowings), which finance these assets. The collateral underlying financial instruments at the broker-dealer is repriced daily, thus requiring collateral to be delivered as necessary. Interest rates on client balances and stock borrow and lending produce a positive spread to the Company, with the rates generally fluctuating in parallel.

The Company manages its inventory exposure to interest rate risk by setting and monitoring limits and, where feasible, hedging with offsetting positions in securities with similar interest rate risk characteristics. While a significant portion of the Company's securities inventories have contractual maturities in excess of five years, these inventories, on average, turn over several times per year.

Equity Price Risk

The Company is exposed to equity price risk as a consequence of making markets in equity securities. The Company attempts to reduce the risk of loss inherent in its inventory of equity securities by monitoring those security positions constantly throughout each day and establishing position limits.

The Company's equity securities inventories are repriced on a regular basis, and there are no unrecorded gains or losses. The Company's activities as a dealer are client-driven, with the objective of meeting clients' needs while earning a positive spread.

Credit Risk

The Company is engaged in various trading and brokerage activities, with the counterparties primarily being broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company manages this risk by imposing and monitoring position limits for each counterparty, monitoring trading counterparties, conducting regular credit reviews of financial counterparties, reviewing security concentrations, holding and marking to market collateral on certain transactions, and conducting business through clearing organizations, which guarantee performance.

The Company's client activities involve the execution, settlement, and financing of various transactions on behalf of its clients. Client activities are transacted on either a cash or margin basis. Credit exposure associated with the Company's private client business consists primarily of customer margin accounts, which are monitored daily and are collateralized. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company adjusts its margin requirements if it believes its risk exposure is not appropriate based on market conditions.

At December 31, 2002, securities, primarily from customer margin and securities borrowing transactions of approximately $383.2 million were available to the Company to utilize as collateral on various borrowings or other purposes. The Company had utilized a portion of these available securities as collateral for bank loans ($71.7 million), stock loans ($35.3 million), OCC margin requirements ($91.1 million), and customer short sales ($3.0 million).

The Company is subject to concentration risk if it holds large positions, extends large loans to, or has large commitments with a single counterparty, borrower, or group of similar counterparties or borrowers (i.e., in the same industry). Receivables from and payables to clients and stock borrow and lending activities are both with a large number of clients and counterparties, and any potential concentration is carefully monitored. Inventory and investment positions taken and commitments made, including underwritings, may involve exposure to individual issuers and businesses. The Company seeks to limit this risk through careful review of counterparties and borrowers and the use of limits established by senior management, taking into consideration factors including the financial strength of the counterparty, the size of the position or commitment, the expected duration of the position or commitment, and other positions or commitments outstanding.

Operational Risk

Operational risk generally refers to the risk of loss resulting from the Company's operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in the Company's technology or financial operating systems, and inadequacies or breaches in the Company's control processes. The Company operates different businesses in diverse markets and is reliant on the ability of its employees and systems to process a large number of transactions. These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes. In the event of a breakdown or improper operation of systems or improper action by employees, the Company could suffer financial loss, regulatory sanctions, and damage to its reputation. In order to mitigate and control operational risk, the Company has developed and continues to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization and within such departments as Accounting, Operations, Information Technology, Legal, Compliance, and Internal Audit. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that the Company's various businesses are operating within established corporate policies and limits. Business continuity plans exist for critical systems, and redundancies are built into the systems as deemed appropriate.

Regulatory and Legal Risk

Legal risk includes the risk of a potentially sizable adverse legal judgment and of non-compliance with applicable legal and regulatory requirements. The Company is generally subject to extensive regulation in the different jurisdictions in which it conducts its business. The Company has various procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, credit granting, collection activities, money-laundering, and record keeping.

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations, and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity or debt securities registered under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act establishes: (1) new requirements for audit committees, including independence, expertise, and responsibilities; (2) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (3) new standards for auditors and regulation of audits; (4) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (5) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions became effective immediately, while other provisions become effective over a period of 30 to 270 days and are subject to rulemaking by the SEC. Although there will be modest additional expenses incurred in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, management does not expect that such compliance will have a material impact on our results of operations or financial condition.

The research departments of broker-dealer firms are the subject of increased regulatory scrutiny. In 2002, the SEC, the NYSE, and the NASD adopted numerous rules affecting research analysts and their interaction with investment banking departments at member securities firms, as well as other companies. Also, acting in part pursuant to a mandate contained in the Sarbanes-Oxley Act, the SEC, the NYSE, and the NASD proposed additional, heightened restrictions on the interaction between research analysts and investment banking departments at member securities firms.

The USA Patriot Act of 2001 ("Patriot Act"), enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the Patriot Act seeks to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the U.S. contain some similar provisions. The increased obligations of financial institutions, including the Company, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions requires the implementation and maintenance of internal practices, procedures, and controls which will increase our costs and may subject us to liability.

Consolidated Statements of Financial Condition

	(in thousands)	*December 31, 2002*	*December 31, 2001*
Assets	Cash and cash equivalents	$ 13,885	$ 16,314
	Cash segregated for the exclusive benefit of customers	30	191
	Receivable from brokers and dealers:		
	Securities failed to deliver	72	787
	Deposits paid for securities borrowed	22,451	42,968
	Settlement balances with clearing organizations	10,471	6,045
		32,994	49,800
	Receivable from customers, net of allowance for doubtful receivables of $144 and $229, respectively	264,646	264,155
	Securities owned, at fair value:		
	U.S. Government obligations	4,419	5,078
	State and municipal obligations	16,680	15,125
	Corporate obligations	3,603	1,469
	Corporate stocks	6,284	3,674
		30,986	25,346
	Investments	30,509	31,183
	Memberships in exchanges, at cost	463	463
	Office equipment and leasehold improvements, at cost, net of allowances for depreciation and amortization of $19,174 and $18,661, respectively	7,277	10,479
	Goodwill	3,310	3,310
	Loans and advances to investment executives and other employees, net of allowance for doubtful receivables from former employees of $677 and $526, respectively	19,977	21,733
	Deferred tax asset	5,952	6,062
	Other assets	12,947	11,523
	TOTAL ASSETS	$ 422,976	$ 440,559

Consolidated Statements of Financial Condition

Liabilities and Stockholders' Equity	*(in thousands, except share amounts)*	*December 31, 2002*	*December 31, 2001*
	Short-term borrowings from banks	$ 43,400	$ 66,800
	Payable to brokers and dealers:		
	Securities failed to receive	1,243	3,874
	Deposits received from securities loaned	56,076	144,022
	Settlement balances with clearing organizations	1,597	1,843
		58,916	149,739
	Payable to customers	110,502	44,077
	Securities sold, but not yet purchased, at fair value	3,864	2,552
	Drafts payable	19,592	20,968
	Accrued employee compensation	20,382	16,645
	Obligations under capital leases	506	1,285
	Accounts payable and accrued expenses	23,103	22,644
	Long-term debt	- -	10,000
	Guaranteed preferred beneficial interest in subordinated debt securities	34,500	- -
	Other	24,598	24,598
		339,363	359,308
	Liabilities subordinated to claims of general creditors	3,623	2,629
	Stockholders' equity:		
	Preferred stock — $1 par value; authorized 3,000,000 shares; none issued		
	Common stock — $.15 par value; authorized 30,000,000 shares; issued 7,675,781 shares	1,152	1,152
	Additional paid-in capital	53,337	49,595
	Retained earnings	36,161	33,929
		90,650	84,676
	Less:		
	Treasury stock, at cost 732,228 and 357,962 shares, respectively	8,467	3,628
	Unamortized expense of restricted stock awards	5	29
	Unearned employee stock ownership plan shares, at cost, 170,809 and 187,073 shares, respectively	2,188	2,397
		79,990	78,622
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 422,976	$ 440,559

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	(in thousands, except per share amounts)	Years Ended December 31, 2002	2001	2000
Revenues	Commissions	$ 71,520	$ 73,517	$ 85,109
	Principal transactions	36,251	31,009	28,046
	Investment banking	45,918	37,068	21,700
	Interest	14,544	21,866	35,479
	Other	25,880	25,530	27,514
	Total revenues	194,113	188,990	197,848
	Less: Interest expense	6,319	11,722	20,594
	Net revenues	187,794	177,268	177,254
Non-interest expenses	Employee compensation and benefits	126,726	120,889	117,229
	Communications and office supplies	10,737	10,799	10,879
	Occupancy and equipment rental	18,631	17,673	15,120
	Commissions and floor brokerage	3,373	3,269	3,059
	Other operating expenses	23,533	21,251	16,278
	Total non-interest expenses	183,000	173,881	162,565
	Income before income taxes	4,794	3,387	14,689
	Provision for income taxes	2,014	1,377	5,486
	Net income	$ 2,780	$ 2,010	$ 9,203
Earnings Per Common Share and Share Equivalents	Net income per share:			
	Basic earnings per share	$ 0.40	$ 0.28	$ 1.31
	Diluted earnings per share	$ 0.34	$ 0.25	$ 1.20

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock and Unearned Employee Stock Ownership Plan Shares	Treasury Stock and Unearned Employee Stock Ownership Plan Amount	Unamortized Expense of Restricted Stock Awards	Total
Balance at January 1, 2000	7,376,176	$1,107	$ 43,573	$ 24,546	(943,656)	$(9,797)	$(370)	$ 59,059
Cash dividends — common stock ($.12 per share)	--	--	--	(922)	--	--	--	(922)
Purchase of treasury shares	--	--	--	--	(168,606)	(1,738)	--	(1,738)
Employee benefit plans	149,795	22	1,026	--	39,300	441	--	1,489
Stock options exercised	--	--	(208)	--	52,286	510	--	302
Restricted stock awards	--	--	3	--	2,000	20	(23)	--
Units and restricted stock awards amortization	--	--	1,796	--	--	--	238	2,034
Dividend reinvestment	--	--	--	--	476	5	--	5
Hanifen, Imhoff Inc. acquisition	--	--	(270)	--	516,984	5,016	--	4,746
Net income for the year	--	--	--	9,203	--	--	--	9,203
Balance at December 31, 2000	7,525,971	1,129	45,920	32,827	(501,216)	(5,543)	(155)	74,178
Cash dividends — common stock ($.12 per share)	--	--	--	(908)	--	--	--	(908)
Purchase of treasury shares	--	--	--	--	(95,930)	(1,048)	--	(1,048)
Employee benefit plans	149,810	23	2,085	--	23,210	276	--	2,384
Stock options exercised	--	--	(88)	--	28,523	286	--	198
Units and restricted stock awards amortization	--	--	1,670	--	--	--	126	1,796
Dividend reinvestment	--	--	8	--	378	4	--	12
Net income for the year	--	--	--	2,010	--	--	--	2,010
Balance at December 31, 2001	7,675,781	1,152	49,595	33,929	(545,035)	(6,025)	(29)	78,622
Cash dividends — common stock ($.06 per share)	--	--	--	(463)	--	--	--	(463)
Purchase of treasury shares	--	--	--	--	(570,124)	(6,862)	--	(6,862)
Employee benefit plans	--	--	393	(85)	172,174	1,789	--	2,097
Stock options exercised	--	--	(112)	--	39,802	441	--	329
Units and restricted stock awards amortization	--	--	3,461	--	--	--	24	3,485
Dividend reinvestment	--	--	--	--	146	2	--	2
Net income for the year	--	--	--	2,780	--	--	--	2,780
Balance at December 31, 2002	**7,675,781**	**$1,152**	**$ 53,337**	**$ 36,161**	**(903,037)**	**$(10,655)**	**$(5)**	**$ 79,990**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	(in thousands)	Years Ended December 31, 2002	2001	2000
Cash Flows From Operating Activities	Net income	$ 2,780	$ 2,010	$ 9,203
	Noncash and nonoperating items included in earnings:			
	Depreciation and amortization	3,390	4,268	4,136
	Upfront loans amortization	5,298	5,489	2,836
	Deferred items	502	(1,180)	242
	Amortization of restricted stock awards, units, and stock benefits	3,485	1,796	1,157
	Losses on investments	927	2,117	321
		16,382	14,500	17,895
	Decrease (increase) in operating receivables:			
	Customers	(491)	41,323	7,556
	Brokers and dealers	16,806	(19,070)	11,593
	(Decrease) increase in operating payables:			
	Customers	66,425	3,593	6,841
	Brokers and dealers	(90,823)	(5,783)	8,462
	Decrease (increase) in assets:			
	Cash and U.S. Government securities segregated for the exclusive benefit of customers	161	(4)	(6)
	Securities owned	(5,640)	(586)	2,613
	Notes receivable from officers and employees	(3,542)	(9,802)	(12,316)
	Other assets	(1,055)	4,984	(4,734)
	(Decrease) increase in liabilities:			
	Securities sold, not yet purchased	1,312	(1,803)	2,319
	Drafts payable, accounts payable and accrued expenses, and accrued employee compensation	2,687	4,865	4,639
	Cash From Operating Activities	$ 2,222	$ 32,217	$ 44,862

Consolidated Statements of Cash Flows

	(in thousands)	Years Ended December 31, 2002	2001	2000
	Cash From Operating Activities — From Previous Page	$ 2,222	$ 32,217	$ 44,862
Cash Flows From Financing Activities	Net payments for short-term borrowings from banks	(23,400)	(21,450)	(34,815)
	Proceeds from:			
	Issuance of stock	2,308	1,888	1,796
	Sale/lease back of office equipment	3,951	- -	- -
	Issuance of guaranteed preferred beneficial interest in subordinated debt securities	34,500	- -	- -
	Payments for:			
	Purchases of stock for treasury	(6,862)	(1,048)	(1,738)
	Settlement of long-term debt	(10,000)	- -	(370)
	Offering cost associated with issuing preferred securities	(1,577)	- -	- -
	Principal payments under capital lease obligation	(795)	(841)	(1,182)
	Repayment of notes assumed in acquisition of subsidiary	- -	(1,232)	(1,500)
	Cash dividends	(463)	(908)	(922)
	Cash From Financing Activities	(2,338)	(23,591)	(38,731)
Cash Flows From Investing Activities	Proceeds from:			
	Cash received in acquisition of subsidiary	- -	- -	2,927
	Sale of investments	905	100	543
	Payments for:			
	Acquisition of office equipment and leasehold improvements	(3,183)	(4,513)	(4,163)
	Acquisition of investments	(35)	(2,488)	(7,710)
	Cash From Investing Activities	(2,313)	(6,901)	(8,403)
	(Decrease) increase in cash and cash equivalents	(2,429)	1,725	(2,272)
	Cash and cash equivalents — beginning of year	16,314	14,589	16,861
	Cash and cash equivalents — end of year	$ 13,885	$ 16,314	$ 14,589
	Supplemental disclosures of cash flow information:			
	Interest payments	$ 4,418	$ 12,854	$ 20,405
	Income tax payments	$ 3,078	$ 2,904	$ 4,928
	Schedule of Noncash Investing and Financing Activities:			
	Fixed assets acquired under capital lease	$ 16	$ 355	$ 1,885
	Restricted stock awards and units, net of forfeitures	$ 4,368	$ 3,341	$ 5,888
	Employee stock ownership shares	$ 197	$ 188	$ 183
	Acquisition of Hanifen, Imhoff Inc.	- -	- -	$ 4,746

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

NOTE A — *Summary of Significant Accounting and Reporting Policies*

Nature of Operations

Stifel Financial Corp. (the "Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), collectively referred to as "the Company," is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest. The Company's principal customers are individual investors, with the remaining client base composed of corporations, municipalities, and institutions.

Basis of Presentation

The consolidated financial statements include the accounts of the Parent and its wholly owned subsidiaries, principally Stifel Nicolaus. Stifel Nicolaus is a broker-dealer registered under the Securities Exchange Act of 1934. All material intercompany balances and transactions are eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management considers its significant estimates, which are most susceptible to change, to be the fair value of investments and the accrual for litigation. Actual results could differ from those estimates.

Where appropriate, prior years' financial information has been reclassified to conform with the current year presentation.

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Security Transactions

Trading and investment securities owned and securities sold, but not yet purchased are carried at fair value, and unrealized gains and losses are reflected in the results of operations.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated statements of financial condition.

Customer security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis. Principal securities transactions are recorded on a trade date basis.

Fair Value

The Company's financial instruments are carried at fair value or amounts that approximate fair value, except for the trust preferred securities (see Note L). Securities owned and securities sold, but not yet purchased are valued using quoted market or dealer prices, pricing models, or management's estimates. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

NOTE A — *Summary of Significant Accounting and Reporting Policies (continued)*

Investments

Securities not readily marketable, held for investment by the Parent and certain subsidiaries, are included under the caption "Investments" and are carried at fair value. Investment securities of registered broker-dealer subsidiaries are carried at fair value or amounts that approximate fair value. The fair value of investments, for which a quoted market or dealer price is not available, are based on management's estimates. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term. These investments were valued at $11,173 and $12,369 at December 31, 2002 and 2001, respectively.

Loans and Advances

The Company offers transition pay, principally in the form of upfront loans, to investment executives and certain key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. Management monitors and compares individual investment executive production to each loan issued to ensure future recoverability.

Investment Banking

Investment banking revenue is recorded as follows: management fees and selling concessions on trade date, underwriting fees net of underwriting expense upon completion of the underwriting, and other investment banking revenue upon the completion of the service.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

Comprehensive Income

The Company had no other comprehensive income items; accordingly, net income and other comprehensive income are the same.

Other

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Stifel Nicolaus to deposit cash or other collateral with the lender generally in excess of the market value of securities borrowed. With respect to securities loaned, Stifel Nicolaus receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. Stifel Nicolaus monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Amortization of assets under capital lease is computed on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are amortized over the remaining term of the lease. Depreciation of office equipment is provided over estimated useful lives of three to seven years using accelerated methods.

Goodwill recognized in business combinations accounted for as purchases is tested for impairment in accordance with provisions of SFAS 142 adopted in 2002 (see Note F). Prior year goodwill was amortized over 25 years on a straight-line basis.

Basic earnings per share of common stock is computed by dividing income available to shareholders by the weighted average number of common shares outstanding during the periods. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share include dilutive stock options and stock units under the treasury stock method.

(in thousands, except share and per share amounts)

NOTE B — *Special Reserve Bank Account*

At December 31, 2002, cash of $30 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. Stifel Nicolaus performs a weekly reserve calculation for proprietary accounts of introducing brokers ("PAIB"). At December 31, 2002, no deposit was required.

NOTE C — *Short-Term Borrowings From Banks*

In the normal course of business, Stifel Nicolaus borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available credit arrangements with banks totaled $255,000 at December 31, 2002, of which $211,600 was unused. There were no compensating balance requirements under these arrangements. The Company's floating interest rate short-term borrowings bore interest at a weighted average rate of 1.74% and 1.97% at December 31, 2002 and 2001, respectively. Short-term borrowings utilized for customer loans of $26,400 and $52,050 were collateralized by customer-owned securities valued at $71,680 and $81,444 at December 31, 2002 and 2001, respectively. Short-term borrowings of $17,000 and $14,750 used to finance trading securities were collateralized by company-owned securities valued at $23,368 and $22,605 at December 31, 2002 and 2001, respectively. The average of such borrowings was $48,971 in 2002, $96,751 in 2001, and $141,993 in 2000 at effective interest rates of 2.25%, 4.50%, and 6.87%, respectively.

NOTE D — *Commitments and Contingencies*

In the normal course of business, Stifel Nicolaus enters into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open December 31, 2002, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation, Stifel Nicolaus had pledged cash and customer-owned securities valued at $91,063. At December 31, 2002, the amounts on deposit satisfied the minimum margin deposit requirement of $85,335.

In connection with margin deposit requirements of the National Securities Clearing Corporation, Stifel Nicolaus had pledged cash and firm-owned securities valued at $500 and a standby letter of credit amounting to $2,000. At December 31, 2002, the amounts on deposit satisfied the minimum margin deposit requirement of $688.

The future minimum rental commitments at December 31, 2002, with initial or remaining non-cancellable lease terms in excess of one year are as follows:

Year Ending December 31,	*Capital Leases*	*Operating Leases*
2003	$ 333	$ 8,431
2004	157	7,889
2005	41	5,988
2006	37	4,882
2007	- -	3,695
Thereafter	- -	11,605
Minimum Commitments	$ 568	$42,490
Less Interest	(62)	
Net Present Value of Capital Lease Obligations	$ 506	

Rental expense for the years ended December 31, 2002, 2001, and 2000, approximated $9,907, $8,216, and $6,678, respectively.

Office equipment, under capital leases, with a recorded cost of approximately $2,257, net of amortization of $1,783, and $3,593, net of amortization of $2,398, at December 31, 2002 and 2001, respectively, collateralizes the above capital lease obligations and is included in the consolidated statements of financial condition under the caption of "Office equipment and leasehold improvements."

Amortization and depreciation expense of assets under capital lease and owned furniture and equipment for 2002, 2001, and 2000 was $3,390, $4,077, and $3,842, respectively.

NOTE D — *Commitments and Contingencies (continued)*

On February 19, 2002, the Company entered into a $4.0 million sale-leaseback arrangement for certain office furniture and equipment. The lease expires in February 2005, with an option to purchase the equipment at the higher of market value or 15% of the original purchase price. The Company makes quarterly payments of approximately $320, included in the previous table. At the time of the sale, the Company's recorded net book value for the equipment was $2.9 million, resulting in a deferred gain of $1.1 million, which will be amortized ratably over the life of the lease. The transaction is being accounted for as an operating lease.

NOTE E — *Net Capital Requirements*

Stifel Nicolaus is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "rule"), which requires the maintenance of minimum net capital, as defined. Stifel Nicolaus has elected to use the alternative method permitted by the rule that requires maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items.

At December 31, 2002, Stifel Nicolaus had net capital of $43,633, which was 13.37% of aggregate debit items and $37,107 in excess of minimum required net capital.

NOTE F — *Goodwill*

On January 1, 2002, the Company adopted SFAS No. 142. As a result, the Company ceased amortizing goodwill. The Company tested the goodwill for impairment in accordance with SFAS No. 142. There were no changes in the carrying amounts of goodwill for the Company for the year ended December 31, 2002.

As required by SFAS No. 142, the results for the prior years have not been restated. The reconciliation of reported net income and EPS to adjusted net income for the years ended December 31, 2001 and 2000 is presented below:

	Years Ended December 31,	
(in thousands, except share data)	*2001*	*2000*
Reported net income	$2,010	$9,203
Add back: goodwill amortization, net of tax	73	141
Adjusted net income	$2,083	$9,344
Basic EPS:		
Reported net income per share	$ 0.28	$ 1.31
Add back: goodwill amortization	0.01	0.02
Adjusted net income per basic share	$ 0.29	$ 1.33
Diluted EPS:		
Reported net income per share	$ 0.25	$ 1.20
Add back: goodwill amortization	0.01	0.02
Adjusted net income per diluted share	$ 0.26	$ 1.22

(in thousands, except share and per share amounts)

NOTE G — *Employee Benefit Plans*

The Company has a profit sharing 401(k) plan (the "PSP") covering qualified employees as defined in the plan. Contributions to the PSP were based upon a company match of 50% of the employees' first one thousand dollars in annual contributions. Additional contributions by the Company are discretionary. Under the PSP, participants can purchase up to 250,000 shares of the Parent's common stock. The amounts charged to employee compensation and benefits for the PSP were $425, $486, and $418, for 2002, 2001, and 2000, respectively.

The Company has an employee stock ownership plan (the "ESOP") covering qualified employees as defined in the plan. Employer contributions are made to the ESOP as determined by the Compensation Committee of the Board of Directors of the Parent on behalf of all eligible employees based upon the relationship of individual compensation (up to a maximum of $170) to total compensation. In 1997, the Company purchased 248,063 shares for $3,178 and contributed these shares to the ESOP. The unallocated shares are being released for allocation to the participants based upon employer contributions to fund an internal loan between the Parent and the ESOP. At December 31, 2002, the plan held 413,610 shares, of which 170,809 shares with a fair value of $1,903 were unallocated. The Company charged to employee compensation and benefits $197, $188, and $183 for the ESOP contributions for 2002, 2001, and 2000, respectively.

NOTE H — *Stock-Based Compensation Plans*

The Company has several stock-based compensation plans, which are described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Fixed Stock Option and the Employee Stock Purchase Plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Years Ended December 31,		
	2002	*2001*	*2000*
Net income			
As reported	$2,780	$2,010	$9,203
Pro forma	$1,845	$1,184	$8,458
Basic earnings per share			
As reported	$ 0.40	$ 0.28	$ 1.31
Pro forma	$ 0.26	$ 0.17	$ 1.21
Diluted earnings per share			
As reported	$ 0.34	$ 0.25	$ 1.20
Pro forma	$ 0.23	$ 0.15	$ 1.10

All option plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the Plans, determine to whom options may be granted under the Plans, and determine the terms of each option.

Stock Option/Incentive Stock Award Plans

The Company has four fixed stock option plans and four incentive stock award plans. Under the Company's 1983 and 1985 Incentive Stock Option Plans, the Company granted options up to an aggregate of 450,000 shares to key employees. Under the Company's 1987 non-qualified stock option plan, the Company granted options up to an aggregate of 100,000 shares. Under the Company's 1997 and 2001 Incentive Stock Plan, the Company may grant incentive stock options, stock appreciation rights, restricted stock, performance awards, and stock units up to an aggregate of 3,200,000 shares. Options under these plans are generally granted at 100% of market value at the date of the grant and expire ten years from the date of grant. The options generally vest ratably over a three- to five-year vesting period. The Company has also granted stock options to external board members under a non-qualified plan and the "Equity Incentive Plan for Non-Employee Directors." Under the Equity Incentive Plan for Non-Employee Directors, the Company may grant stock options and stock units up to 150,000 shares. These options are generally granted at 100% of market value at the date of the grant and are exercisable six months to one year from date of grant and expire ten years from date of grant. Under the Stifel, Nicolaus & Company, Incorporated Wealth Accumulation Plan ("SWAP"), a deferred compensation plan for Investment Executives, the Company may grant stock units up to 700,000 shares.

(in thousands, except share and per share amounts)

NOTE H — ***Stock-Based Compensation Plans (continued)***

Effective with options granted in 1995 and subsequently, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2002, 2001, and 2000, respectively: dividend yield of 0.00%, 1.02%, and 1.05%; expected volatility of 32.6%, 34.6%, and 35.9%; risk-free interest rates of 3.82%, 4.55%, and 6.15%; and expected lives of 5.00 years, 5.97 years, and 6.36 years.

The summary of the status of the Company's fixed stock option plans as of December 31, 2002, 2001, and 2000, and changes during the years ending on those dates is presented below:

	2002		2001		2000	
Fixed Options	*Shares*	*Weighted-Average Exercise Price*	*Shares*	*Weighted-Average Exercise Price*	*Shares*	*Weighted-Average Exercise Price*
Outstanding at beginning of year	1,368,435	$10.40	1,200,838	$10.11	807,885	$ 9.32
Granted	293,500	10.91	241,000	11.48	515,100	10.88
Exercised	(39,802)	7.54	(28,523)	6.93	(52,286)	5.29
Forfeited	(71,600)	10.69	(44,880)	10.63	(69,861)	10.37
Outstanding at end of year	1,550,533	$10.56	1,368,435	$10.40	1,200,838	$10.11
Options exercisable at year-end	748,480		581,957		420,203	
Weighted-average fair value of options granted during the year	$3.63		$4.30		$4.63	

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	*Number Outstanding at 12/31/02*	*Weighted-Average Remaining Contractual Life*	*Weighted-Average Exercise Price*	*Number Exercisable at 12/31/02*	*Weighted-Average Exercise Price*
$ 4.70 - $ 7.56	122,078	3.51	$ 5.90	122,078	$ 5.90
7.74 - 10.40	558,889	7.37	10.06	218,798	9.81
10.44 - 10.83	331,205	6.26	10.64	212,781	10.72
10.88 - 12.07	339,900	8.00	11.40	111,987	11.53
12.10 - 15.31	198,461	7.48	13.26	82,836	14.04
$ 4.70 - $15.31	**1,550,533**	**6.98**	**$ 10.56**	**748,480**	**$ 10.15**

(in thousands, except share and per share amounts)

NOTE H — *Stock-Based Compensation Plans (continued)*

Employee Stock Purchase Plan

Under the 1998 Employee Stock Purchase Plan (the "ESPP"), the Company is authorized to issue up to 150,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose each year to have a specified percentage of their compensation withheld in 1% increments not to exceed 10%. The participant may also specify a maximum dollar amount to be withheld. At the beginning of every year, each participant is granted an option to purchase up to 1,000 shares of common stock at a price equal to the lower of 85% of the beginning-of-year or end-of-year fair market value of the common stock. Approximately 33% to 35% of eligible employees have participated in the ESPP in the last three years. Under the ESPP, the Company granted 149,842, 149,675, and 149,810 shares to employees in 2002, 2001, and 2000, respectively.

Effective with options granted in 1995, the fair value of each employee's purchase rights is estimated using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2002, 2001, and 2000, respectively: dividend yield of 0.49%, 1.02%, and 1.05%; expected volatility of 32.6%, 34.6%, and 35.9%; risk-free interest rates of 2.00%, 3.48%, and 6.11%; and expected lives of one year. The weighted-average fair value of those purchase rights granted in 2002, 2001, and 2000 was $1.41, $2.37, and $2.34, respectively.

Restricted Stock Awards

Restricted stock awards are made, and shares issued, to certain key employees without cash payment by the employee. Certain key employees were granted 2,000 shares of restricted stock, with a fair value of $23, during 2000. At December 31, 2002, restricted stock awards covering 945 shares were outstanding, with the restrictions expiring at various dates through 2003. The shares are restricted as to resale. Restrictions lapse ratably over three- and five-year service periods. The deferred cost of the restricted stock awards is amortized on a straight-line basis. The Company charged to employee compensation and benefits $24, $126, and $238 for the amortization during 2002, 2001, and 2000, respectively.

Stock Units

A stock unit represents the right to receive a share of common stock from the Parent at a designated time in the future without cash payment by the employee and is issued in lieu of cash incentive. A deferred compensation plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the plan into Parent stock units with a 25% matching contribution by the Company. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution by the Company. Units generally vest over a three- to five-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. The Company charged $1,940, $1,263, and $919 to employee compensation and benefits relating to units granted under this plan for 2002, 2001, and 2000, respectively.

Effective January 1, 1999, Stifel Nicolaus adopted a deferred compensation plan ("SWAP") for its investment executives ("I.E.s") who achieve certain levels of production, whereby a certain percentage of their earnings is deferred as defined by the plan, of which 50% is deferred into Parent stock units with a 25% matching contribution and 50% into optional investments chosen by the I.E.s. I.E.s may elect to defer an additional 1% of earnings into Parent stock units with a 25% matching contribution. In addition, certain I.E.s, upon joining the firm, may receive Parent stock units in lieu of transition cash payments. Prior to the adoption of this plan, I.E.s could elect to invest their individual deferred amounts into several investment options, including Parent stock. Deferred compensation for both plans cliff vests over a five-year period. Deferred compensation costs are amortized on a straight-line basis over the deferral period. Charges to employee compensation and benefits related to these plans were $1,988, $1,337, and $320 for 2002, 2001, and 2000, respectively.

NOTE I — *Legal Proceedings*

The Company is a defendant in *Robert M. Cochran v. Stifel Financial Corp., a Delaware corporation*, Civil Action No. 19271-NC and *Robert M. Cochran v. Stifel Financial Corp., a Delaware corporation*, Civil Action No. 19750-NC, both pending in the Court of Chancery of the State of Delaware. These matters were filed by a former officer and director of the Company's subsidiary, Stifel Nicolaus. The litigation seeks indemnification under Delaware Law and the Company's by-laws for legal fees and expenses incurred by the former officer in defense of certain matters brought against him in his capacity as an officer and director of the subsidiary. Due to the unspecified amount of these claims, the Company cannot reasonably estimate the amount sought for indemnification. Management does not believe the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial condition and results of operations. However, depending upon the period of resolution, such effects could be material to the financial results of an individual operating period.

The Company is also a defendant in several lawsuits and arbitrations, which arose from its business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with outside counsel and after consideration of amounts provided for in the accompanying financial statements with respect to these matters, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition and results of operations. However, depending upon the period of resolution, such effects could be material to the financial results of an individual operating period. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year, and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

During the year, an NASD Arbitration panel awarded approximately $4,500 in compensatory damages to two customers of the Company. The award was issued in connection with the activities of a former broker in its Pikeville, Kentucky office. The Company believes the award was in disregard of the applicable law and has asked the federal court to set aside the decision. The Company recorded an approximate $3,500 after-tax charge for this case and other matters.

NOTE J — *Off-Balance Sheet Credit Risk*

As a carrying broker-dealer, Stifel Nicolaus clears and executes transactions for two introducing broker-dealers. Pursuant to the clearing agreements, the introducing broker-dealers guarantee the performance of their customers to Stifel Nicolaus. To the extent the introducing broker-dealers are unable to satisfy their obligations under the terms of the respective clearing agreements, Stifel Nicolaus would be secondarily liable.

Stifel Nicolaus also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. Stifel Nicolaus' liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Stifel Nicolaus to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions are recorded on settlement date, generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

(in thousands, except share and per share amounts)

NOTE J — *Off-Balance Sheet Credit Risk (continued)*

The Company borrows and lends securities to finance transactions and facilitate the settlement process, utilizing customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls its exposure to credit risk by continually monitoring its counterparties' positions, and, where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions. The Company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to price risk for short sales through daily review and setting position and trading limits.

At December 31, 2002, securities, primarily from customer margin and securities borrowing transactions, of approximately $383,239 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company had utilized a portion of these available securities as collateral for bank loans ($71,680), stock loans ($35,252), OCC margin requirements ($91,063), and customer short sales ($2,968).

Concentrations of Credit Risk

The Company maintains margin and cash security accounts for its customers located throughout the United States. The majority of the Company's customer receivables are serviced by branch locations in Missouri and Illinois.

NOTE K — *Long-Term Debt*

On April 30, 2002, the Company extinguished the $10.0 million principal amount, as allowed by the agreement, of long-term debt to Western and Southern Life Insurance Company, a significant shareholder, due June 30, 2004, bearing interest of 8.0% per annum.

NOTE L — *Guaranteed Preferred Beneficial Interest in Subordinated Debt Securities*

On April 25, 2002, the Company completed the offering of 1,380,000 shares of 9% Cumulative Trust Preferred Securities ("trust preferred securities") for $34.5 million (net proceeds of approximately $32.9 million after offering expenses of approximately $200,000 and underwriting commissions). The trust preferred securities represent an indirect interest in junior subordinated debentures purchased from the Company by Stifel Financial Capital Trust I, a Delaware Trust and wholly owned subsidiary of the Company. The trust preferred securities may be redeemed by the Company no earlier than June 30, 2007, but no later than June 30, 2032. Distributions of the cumulative cash distributions will be made quarterly. Undistributed payments will accumulate interest of 9% per annum compounded quarterly. At December 31, 2002, the fair market value of the trust preferred securities was $35,811.

(in thousands, except share and per share amounts)

NOTE M — *Liabilities Subordinated to Claims of General Creditors*

Stifel Nicolaus has a deferred compensation plan available to I.E.s who achieve a certain level of production, whereby a certain percentage of their earnings is deferred as defined by the plan, a portion of which is deferred in Parent stock units and the balance into optional investment choices. Stifel Nicolaus obtained approval from the New York Stock Exchange to subordinate the liability for future payments to I.E.s for that portion of compensation not deferred in Parent stock units. Beginning with deferrals made in plan year 1997, Stifel Nicolaus issued cash subordination agreements to participants in the plan pursuant to provisions of Appendix D of Securities and Exchange Act ("SEA") Rule 15c3-1 and included in its computation of net capital the following:

Plan Year	Distribution January 31,	Amount
1997	2003	$ 710
1998	2004	707
1999	2005	649
2000	2006	811
2001	2007	746
		$ 3,623

NOTE N — *Investments in Qualified Missouri Businesses*

The Company formed two Limited Liability Corporations, referred to collectively as "the LLC," to be certified capital companies under the statutes of the State of Missouri, which provide venture capital for qualified Missouri businesses, as defined. The LLC issued $4,600 non-interest bearing notes due May 15, 2008, $10,600 non-interest bearing notes due February 15, 2009, $8,417 non-interest bearing notes due February 15, 2010, and $981 non-interest bearing participating debentures due December 31, 2010, which are included in the Company's consolidated statement of financial condition under the caption "Other." Proceeds from the notes are first invested in zero coupon U.S. Government securities in an amount sufficient to accrete to the repayment of the notes and are placed in an irrevocable trust. These securities, valued at approximately $16,129 and $15,190 at December 31, 2002 and 2001, respectively, are held to maturity and are included under the caption "Investments." The remaining proceeds are available for investment in qualified Missouri businesses.

The LLC invests in qualified Missouri businesses in the form of debt, preferred, and/or common equity. These investments are not readily marketable and are valued at fair value. These securities, valued at approximately $2,670 and $2,728 at December 31, 2002 and 2001, respectively, are included under the caption "Investments." Due to the structure of the LLC and under the statutes of the State of Missouri, the Company participates in a portion of the appreciation of these investments. Management monitors these investments on a continuous basis.

NOTE O — *Preferred Stock Purchase Rights*

On June 30, 1987, the Company's Board of Directors declared a distribution of one preferred stock purchase right for each share of the Company's common stock. On July 23, 1996, the Company's Board of Directors approved the redemption of these shareholder rights and the adoption of a new Shareholder Rights Plan. Shareholders of record on August 12, 1996, received a payment of $.05 per share, representing the redemption price for the existing rights. This payment was in lieu of the regular quarterly dividend of $.03 per share.

In addition, on July 23, 1996, the Company's Board of Directors authorized and declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company's common stock, par value $0.15 per share. The dividend was distributed to stockholders of record on August 12, 1996. Each right will entitle the registered holder to purchase one one-hundredth of a share of a Series A Junior Participating Preferred Stock, par value $1.00 per share, at an exercise price of $35 per right. The rights become exercisable on the tenth day after public announcement that a person or group has acquired 15% or more of the Company's common stock or upon commencement of announcement of intent to make a tender offer for 15% or more of the outstanding shares of common stock without prior written consent of the Company. If the Company is acquired by any person after the rights become exercisable, each right will entitle its holder to purchase shares of common stock at one-half the then current market price and, in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at one-half of the market price of those shares. The rights may be redeemed by the Company prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per right. These rights will expire, if not previously exercised, on August 12, 2006.

(in thousands, except share and per share amounts)

NOTE P — *Income Taxes*

The Company's provision (benefit) for income taxes consists of:

	Years Ended December 31,		
	2002	*2001*	*2000*
Current:			
Federal	$ 1,548	$ 2,734	$ 4,957
State	356	628	607
	1,904	3,362	5,564
Deferred:			
Federal	89	(1,614)	(69)
State	21	(371)	(9)
	110	(1,985)	(78)
	$ 2,014	$ 1,377	$ 5,486

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	Years Ended December 31,		
	2002	*2001*	*2000*
Federal tax computed at statutory rates	$ 1,630	$ 1,152	$ 4,995
State income taxes, net of federal income tax benefit	264	170	392
Other, net	120	55	99
Provision for income taxes	$ 2,014	$ 1,377	$ 5,486

(in thousands, except share and per share amounts)

NOTE P — *Income Taxes (continued)*

The net deferred tax asset consists of the following temporary differences:

		December 31, 2002	December 31, 2001
Deferred Tax Asset	Accruals not currently deductible	$ 3,231	$ 2,166
	Deferred compensation	993	1,248
	Hanifen, Imhoff Inc. net operating loss	935	1,041
	Deferred revenue	308	955
	Office equipment and leasehold improvements, principally book over tax depreciation	172	513
	Investments, principally due to valuation allowance	378	1,114
	Other	182	249
	Deferred Tax Asset	6,199	7,286
Deferred Tax Liability	Customer and employee receivable	(61)	(1,046)
	Intangible assets, principally tax over book amortization	(186)	(178)
	Deferred Tax Liability	(247)	(1,224)
	Net Deferred Tax Asset	$ 5,952	$ 6,062

The Company believes that a valuation allowance with respect to the realization of the total gross deferred tax asset is not necessary. Based on the Company's historical earnings and taxes previously paid, future expectations of taxable income, and the future reversals of gross deferred tax liability, management believes it is more likely than not that the Company will realize the gross deferred tax asset.

NOTE Q — *Related Party Transactions*

Four directors of the Parent are associated with firms that provide legal or consulting services to the Company. The Company charged approximately $40, $723, and $342 (primarily for legal fees) to operations for these services for 2002, 2001, and 2000, respectively.

Two directors of the Parent have a general partnership interest in an enterprise in which the Company also holds general and limited partnership interests carried at approximately $122 at December 31, 2002, and $322 at December 31, 2001.

NOTE R — *Segment Reporting*

The Company's reportable segments include the Private Client Group, Equity Capital Markets, Fixed Income Capital Markets, and Other. Prior years' financial information has been reclassified to conform with the current year presentation. The Private Client Group segment includes branch offices and independent contractor offices of the Company's broker-dealer subsidiaries located throughout the U.S., primarily in the Midwest. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, to their private clients. The Equity Capital Markets segment includes corporate finance management and participation in underwritings (exclusive of sales credits, which are included in the Private Client Group segment), mergers and acquisitions, institutional sales, trading, research, and market making. The Fixed Income Capital Markets segment includes public finance, institutional sales, and competitive underwriting and trading. Investment advisory fees and clearing income is included in "Other."

(in thousands, except share and per share amounts)

NOTE R — *Segment Reporting (continued)*

Intersegment revenues and charges are eliminated between segments. The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment, and return on revenues.

The Company has not disclosed asset information by segment, as the information is not produced internally and its preparation is impracticable.

Information concerning operations in these segments of business is as follows:

	Years Ended December 31,		
	2002	2001	2000
Net Revenues			
Private Client Group	$ 134,326	$ 127,352	$ 135,288
Equity Capital Markets	32,011	24,874	17,670
Fixed Income Capital Markets	16,750	18,091	11,009
Other	4,707	6,951	13,287
Total Net Revenues	$ 187,794	$ 177,268	$ 177,254
Operating Contribution			
Private Client Group	$ 13,096	$ 15,627	$ 25,558
Equity Capital Markets	7,789	3,612	(186)
Fixed Income Capital Markets	3,444	4,363	799
Other/Unallocated Overhead	(19,535)	(20,215)	(11,482)
Pre-Tax Income	$ 4,794	$ 3,387	$ 14,689

NOTE S — *Earnings Per Share*

The following table reflects a reconciliation between Basic Earnings Per Share and Diluted Earnings Per Share.

	Years Ended December 31,								
	2002			2001			2000		
Net Income	*Income (Numerator)*	*Shares (Denominator)*	*Per Share Amount*	*Income (Numerator)*	*Shares (Denominator)*	*Per Share Amount*	*Income (Numerator)*	*Shares (Denominator)*	*Per Share Amount*
Basic Earnings Per Share									
Income available to shareholders	$2,780	7,033,193	$0.40	$2,010	7,161,698	$0.28	$9,203	7,006,565	$1.31
Effect of Dilutive Securities									
Employee benefits plans	- -	1,135,996	- -	- -	828,423	- -	- -	661,941	- -
Diluted Earnings Per Share									
Income available to common stockholders and assumed conversions	$2,780	8,169,189	$0.34	$2,010	7,990,121	$0.25	$9,203	7,668,506	$1.20

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

NOTE T — *Acquisition*

On January 12, 2000, the Company completed the acquisition of Hanifen, Imhoff Inc. ("HII"), a Denver-based investment banking firm. The transaction has been accounted for as a purchase and provided for a tax-free exchange of 516,984 shares of the Company's stock (valued at $4,745,913) for all of the outstanding shares of HII. The purchase price has been allocated to net tangible and intangible assets acquired based on their estimated fair market values. The remaining purchase price of $2.6 million has been recorded as goodwill and is included in the statement of financial condition under the caption "Goodwill."

NOTE U — *Recent Accounting Pronouncements*

In June 2001, FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 discontinues the use of pooling of interests method of accounting for business combinations and requires that the purchase method be used. In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions, for the Disposal of a Segment of a Business." The adoption of the provisions of these statements did not have a material impact on the Company's consolidated financial statements.

In June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, effective for fiscal years beginning after December 15, 2001, required discontinuing the amortization of goodwill ($122 and $225 for 2001 and 2000, respectively) with indefinite useful lives. Instead, these assets will be tested periodically for impairment and written down to their value as necessary. On January 1, 2002, the Company adopted SFAS No. 142 (see Note F).

In November 2002, FASB issued FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). For financial statements issued after December 15, 2002, FIN 45 requires that a guarantor make certain disclosures regarding guarantees or indemnification agreements. Starting January 1, 2003, FIN 45 will require that a liability be recognized at the fair value of the guarantee. The Company has adopted the disclosure provisions of FIN 45 in the accompanying financial statements and does not expect the liability recognition provisions will have a material impact on the Company's financial statements.

In January 2003, FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 is to improve financial reporting by enterprises involved with variable interest entities. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Although the Company has not finalized its analysis of FIN 46, the Company does not believe it will be required to consolidate any information related to variable interest entities.

* * * * * *

Independent Auditor's Report

To the Board of Directors and Stockholders of
Stifel Financial Corp.
St. Louis, Missouri

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stifel Financial Corp. and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note F to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

Deloitte & Touche LLP

Deloitte
& Touche

February 28, 2003
St. Louis, Missouri

Quarterly Results

Quarterly Operating Results (Unaudited)

(in thousands, except per share amounts)	*Revenue*	*Net Revenues*	*Earnings (Loss) Before Income Taxes*	*Net Income (Loss)*	*Basic Earnings (Loss) Per Share*	*Diluted Earnings (Loss) Per Share*
Year 2002 By Quarter						
First	$49,087	$47,803	$ 2,847	$ 1,701	$ .24	$ .21
Second	51,352	49,548	3,418	2,045	.29	.25
Third	46,801	45,000	(4,296)	(2,624)	(.38)	(.38)
Fourth	46,873	45,443	2,825	1,658	.24	.21
Year 2001 By Quarter						
First	$48,410	$44,771	$ 2,634	$ 1,574	$ .22	$ .20
Second	47,534	44,089	1,275	794	.11	.10
Third	46,372	43,425	(2,523)	(1,528)	(.21)	(.21)
Fourth	46,674	44,983	2,001	1,170	.16	.15

The Company charged approximately $3.5 million, net of tax, due primarily to an arbitration decision in the third quarter of 2002. The Company's third quarter of 2001 results were adversely impacted by $2.7 million, net of tax, due to legal-related expenses incurred in connection with historical litigation arising out of the Company's former Oklahoma operations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding directors is contained in "Election of Directors," included in the Registrant's Proxy Statement for the 2003 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Information regarding the executive officers, as of April 11, 2003, is contained in "Item 4a. Executive Officers of the Registrant," hereof. There is no family relationship between any of the directors or named executive officers.

Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is contained in "Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's Proxy Statement for the 2003 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is contained in "Executive Compensation," included in the Registrant's Proxy Statement for the 2003 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information regarding security ownership of certain beneficial owners and management is contained in "Voting Securities and Principal Holders Thereof," included in the Registrant's Proxy Statement for the 2003 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions is contained in "Certain Relationships and Related Transactions," included in the Registrant's Proxy Statement for the 2003 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this report, the Company's management, including the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them to material information, on a timely basis, required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors which could significantly affect internal controls subsequent to the date the Company's management carried out its evaluation.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) Consolidated Financial Statements are listed in Item 8 and made part hereof.

(2) Consolidated Financial Statement Schedules:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(3) Exhibits: See Exhibit Index on pages 54 and 55 hereof.

(b) Reports on Form 8-K:

The Company filed a report on Form 8-K dated October 16, 2002. This Form 8-K contained information under Item 9. Regulation FD Disclosure. The Company announced that an NASD Arbitration panel awarded two customers of its subsidiary, Stifel, Nicolaus & Company, Incorporated, $4.5 million in compensatory damages. The award was issued in connection with the activities of a former Stifel Nicolaus broker in its Pikeville, Kentucky office. The Registrant believes the award was in disregard of the applicable law and has asked the federal court to set aside the decision.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the 28th day of March 2003.

STIFEL FINANCIAL CORP.
(Registrant)

By /s/ Ronald J. Kruszewski
Ronald J. Kruszewski
Chairman of the Board, President,
Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant on March 28, 2003, in the capacities indicated.

/s/	Ronald J. Kruszewski Ronald J. Kruszewski	Chairman of the Board, President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/	James M. Zemlyak James M. Zemlyak	Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer)
/s/	George H. Walker III George H. Walker III	Chairman Emeritus
/s/	Robert J. Baer Robert J. Baer	Director
/s/	Bruce A. Beda Bruce A. Beda	Director
/s/	Charles A. Dill Charles A. Dill	Director
/s/	Richard F. Ford Richard F. Ford	Director
/s/	John J. Goebel John J. Goebel	Director
/s/	Walter F. Imhoff Walter F. Imhoff	Director
/s/	Robert E. Lefton Robert E. Lefton	Director
/s/	Scott B. McCuaig Scott B. McCuaig	Director
/s/	James M. Oates James M. Oates	Director

CERTIFICATION

I, Ronald J. Kruszewski, certify that:

1. I have reviewed this annual report on Form 10-K of Stifel Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant, and we have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize, and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By /s/ Ronald J. Kruszewski
Ronald J. Kruszewski
(President and Chief Executive Officer)

CERTIFICATION

I, James M. Zemlyak, certify that:

1. I have reviewed this annual report on Form 10-K of Stifel Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant, and we have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize, and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By /s/ James M. Zemlyak
James M. Zemlyak
(Chief Financial Officer)

[Deloitte & Touche LLP letterhead]

Independent Auditors' Report

To the Board of Directors and Stockholders of
Stifel Financial Corp.
St. Louis, Missouri:

We have audited the consolidated financial statements of Stifel Financial Corp. and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated February 28, 2003 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting principle); such consolidated financial statements and report are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of Stifel Financial Corp. and Subsidiaries, listed in Item 15. This consolidated financial statement schedule is the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

February 28, 2003
St. Louis, Missouri

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
STIFEL FINANCIAL CORP. AND SUBSIDIARIES

Description	*Balance at Beginning of Period*	*Additions Charged to Costs and Expenses*	*Deductions*	*Balance at End of Period*
Year Ended December 31, 2002				
Deducted from asset account:				
Allowances for doubtful accounts	$228,815	$ 0	$ 85,297 [1]	$143,518
Deducted from asset account:				
Allowances for doubtful notes receivables	526,450	581,225	430,337 [1]	677,338
Year Ended December 31, 2001				
Deducted from asset account:				
Allowances for doubtful accounts	104,435	408,220	283,840 [2]	228,815
Deducted from asset account:				
Allowances for doubtful notes receivables	331,064	448,713	253,327 [1]	526,450
Year Ended December 31, 2000				
Deducted from asset account:				
Allowances for doubtful accounts	555,891	578,849	1,030,305 [2]	104,435
Deducted from asset account:				
Allowances for doubtful notes receivables	704,218	68,078	441,232 [1]	331,064
Deducted from asset account:				
Reserves for securities owned	200,000	- -	200,000 [3]	- -

[1] Uncollected notes written off and recoveries

[2] Recovery of account

[3] Securities disposed of

EXHIBIT INDEX

Stifel Financial Corp. and Subsidiaries
Annual Report on Form 10-K
Year Ended December 31, 2002

Exhibit Number		*Description*
3.	(a)	Restated Certificate of Incorporation and as amended of Financial filed with the Secretary of State of Delaware on May 31, 2001, incorporated herein by reference to Exhibit 3.(a) to Financial's Quarterly Report on Form 10-Q (File No. 001-9305) for the quarterly period ended June 30, 2001.
	(b)	Amended and Restated By-Laws of Financial, incorporated herein by reference to Exhibit 3.(b)(1) to Financial's Annual Report on Form 10-K (File No. 1-9305) for fiscal year ended July 30, 1993.
4.	(a)	Preferred Stock Purchase Rights of Financial, incorporated herein by reference to Financial's Registration Statement on Form 8-A (File No. 1-9305) filed July 30, 1996.
10.	(a)(1)	Employment Agreement with George H. Walker III dated August 21, 1987, incorporated herein by reference to Exhibit 10.(c) to Financial's Annual Report on Form 10-K (File No. 1-9305) for the fiscal year ended July 31, 1987.*
	(a)(2)	First Amendment to Employment Agreement with George H. Walker III, incorporated herein by reference to Exhibit 10.(a)(2) to Financial's Annual Report on Form 10-K (File No. 1-9305) for the fiscal year ended July 31, 1992.*
	(b)	Form of Indemnification Agreement with directors dated as of June 30, 1987, incorporated herein by reference to Exhibit 10.2 to Financial's Current Report on Form 8-K (date of earliest event reported - June 22, 1987) filed July 14, 1987.
	(c)	1983 Incentive Stock Option Plan of Financial, incorporated herein by reference to Exhibit 4.(a) to Financial's Registration Statement on Form S-8 (Registration File No. 2-94326) filed November 14, 1984.*
	(d)	1985 Incentive Stock Option Plan of Financial, incorporated herein by reference to Exhibit 28C to Financial's Registration Statement on Form S-8, as amended (Registration File No. 33-10030) filed November 7, 1986.*
	(e)	1987 Non-qualified Stock Option Plan of Financial, incorporated herein by reference to Exhibit 10.(h) to Financial's Annual Report on Form 10-K (File No. 1-9305) for the fiscal year ended July 31, 1987.*
	(f)	Amendment to 1983 Incentive Stock Option Plan, 1985 Incentive Stock Option Plan, and 1987 Non-Qualified Stock Option Plan, incorporated herein by reference to Exhibit 10.(f) to Financial's Annual Report on Form 10-K (File No. 1-9305) for the fiscal year ended July 28, 1989.*
	(g)	Dividend Reinvestment and Stock Purchase Plan of Financial, incorporated herein by reference to Financial's Registration Statement on Form S-3 (Registration File No. 33-53699) filed May 18, 1994.
	(h)	Amended and Restated 1997 Incentive Plan of Financial, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-84717) filed on August 6, 1999.*
	(i)	1998 Employee Stock Purchase Plan of Financial, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-37807) filed October 14, 1997.*
	(j)(1)	Employment Letter with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10.(l) to Financial's Annual Report on Form 10-K (File No. 1-9305) for the year ended December 31, 1997.*
	(j)(2)	Stock Unit Agreement with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10.(j)(2) to Financial's Annual Report on Form 10-K (File No. 1-9305) for the year ended December 31, 1998.*
	(k)	Amendment of Loan Agreement with Western & Southern Life Insurance Company dated February 24, 1999, incorporated herein by reference to Exhibit 10.(a) to Financial's Quarterly Report on Form 10-Q (File No. 001-9305) for the quarterly period ended June 30, 2001.

(l) 1999 Executive Incentive Performance Plan of Financial, incorporated herein by reference to Annex B of Financial's Proxy Statement for the 1999 Annual Meeting of Stockholders filed March 26, 1999.*

(m) Equity Incentive Plan for Non-Employee Directors of Financial, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-52694) filed December 22, 2000.*

(n) Stifel, Nicolaus & Company, Incorporated Wealth Accumulation Plan, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-60506) filed May 9, 2001.*

(o) Stifel Nicolaus Profit Sharing 401(k) Plan, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-60516) filed May 9, 2001.*

(p) Stifel Financial Corp. 2001 Incentive Plan, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-82328) filed February 7, 2002.*

(q) Promissory Note dated August 1, 1999, from Tom Prince payable to Stifel, Nicolaus & Company, Incorporated, incorporated herein by reference to Financial's Annual Report on Form 10-K (File No. 001-9305) for the year ended December 31, 2001, filed on March 27, 2002.*

(r) Promissory Note dated March 5, 2002, from Tom Prince payable to Stifel, Nicolaus & Company, Incorporated, incorporated herein by reference to Financial's Annual Report on Form 10-K (File No. 001-9305) for the year ended December 31, 2001, filed on March 27, 2002.*

(s) Stock Unit Agreement with James M. Zemlyak dated January 11, 2000, incorporated herein by reference to Exhibit 10.(s) to Financial's Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.*

(t) Stock Unit Agreement with Scott B. McCuaig dated December 20, 1998, incorporated herein by reference to Exhibit 10.(t) to Financial's Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.*

(u) Amended and Restated Promissory Note dated December 21, 1998, from Ronald J. Kruszewski payable to Financial, incorporated herein by reference to Exhibit 10.(u) to Financial's Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.*

(v) Third Amendment to Lease by and among EBS Building, L.L.C., Stifel Financial Corp., and Stifel, Nicolaus & Company, Incorporated, dated September 1, 1999, incorporated herein by reference to EBS Building, L.L.C.'s Annual Report on Form 10-K (File No. 000-24167) for the year ended December 31, 2001.

(w) Fourth Amendment to Lease by and among EBS Building, L.L.C., Stifel Financial Corp., and Stifel, Nicolaus & Company, Incorporated, dated November 1, 1999, incorporated herein by reference to EBS Building, L.L.C.'s Annual Report on Form 10-K (File No. 000-24167) for the year ended December 31, 2001.

(x) Fifth Amendment to Lease by and among EBS Building, L.L.C., Stifel Financial Corp., and Stifel, Nicolaus & Company, Incorporated dated June 11, 2001, incorporated herein by reference to EBS Building, L.L.C.'s Annual Report on Form 10-K (File No. 000-24167) for the year ended December 31, 2001.

(y) Stifel Financial Corp. 2003 Employee Stock Purchase Plan, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-100414) filed October 8, 2002.*

21. List of Subsidiaries of Financial, filed herewith.

23. Consent of Independent Auditors, filed herewith.

99.1 Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

* Management contract or compensatory plan or arrangement.

EXHIBIT 21

STIFEL FINANCIAL CORP. AND SUBSIDIARIES
SUBSIDIARIES OF STIFEL FINANCIAL CORP.[1]

NAME	STATE OF INCORPORATION	NAMES UNDER WHICH SUBSIDIARY DOES BUSINESS
Stifel, Nicolaus & Company, Incorporated	Missouri	Stifel, Nicolaus & Company, Incorporated
Alliance Realty Corp.	Missouri	Alliance Realty Corp.
Century Securities Associates, Inc.	Missouri	Century Securities Associates, Inc.
Stifel, Nicolaus Insurance Agency, Inc.[2]	Arkansas	Stifel, Nicolaus Insurance Agency, Inc.
S-N Capital Corp.[2]	Missouri	S-N Capital Corp.
Stifel Insurance Agency - Ohio, Inc.[4]	Ohio	Stifel Insurance Agency - Ohio, Inc.
Stifel Venture Corp.	Missouri	Stifel Venture Corp.
Stifel Asset Management Corp.	Missouri	Stifel Asset Management Corp.
Stifel CAPCO, L.L.C.	Missouri	Stifel CAPCO, L.L.C.
Stifel CAPCO II, L.L.C.	Missouri	Stifel CAPCO II, L.L.C.
Hanifen, Imhoff Inc.	Colorado	Hanifen, Imhoff Inc.
Stifel Financial Capital Trust I	Delaware	Stifel Financial Capital Trust I
Stifel Nicolaus Insurance Agency of Missouri[2]	Missouri	Stifel Nicolaus Insurance Agency of Missouri[2]

[1]Does not include corporations in which registrant owns 50% or less of the stock.

[2]Wholly owned subsidiary of Stifel, Nicolaus & Company, Incorporated.

[3]Wholly owned subsidiary of Stifel Asset Management Corp.

[4]Majority owned subsidiary of Stifel, Nicolaus & Company, Incorporated.

EXHIBIT 23

STIFEL FINANCIAL CORP.
CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statements of Stifel Financial Corp. and Subsidiaries on Form S-8 (File Numbers 2-94326, 33-10030, 33-20568, 333-37805, 333-37807, 333-84717, 333-52694, 333-60506, 333-60516, 333-82328, and 333-100414) and on Form S-3 (File Numbers 33-53699, 333-41304, and 333-84952) of our reports dated February 28, 2003 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting principle), appearing in the Annual Report on Form 10-K of Stifel Financial Corp. for the year ended December 31, 2002.

/s/ Deloitte & Touche LLP

March 24, 2003
St. Louis, Missouri

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Registrant on Form 10-K for the year ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

STIFEL FINANCIAL CORP.
(Registrant)

Date: March 28, 2003

By /s/ Ronald J. Kruszewski
Ronald J. Kruszewski
(President and Chief Executive Officer)

Date: March 28, 2003

By /s/ James M. Zemlyak
James M. Zemlyak
(Chief Financial Officer)



Stifel Financial Corp.

One Financial Plaza
501 North Broadway
St. Louis, Missouri 63102
(314) 342-2000
www.stifel.com

tifel Nicolaus Office Locations

Alton, Illinois
322 State Street, Suite 100
(518) 463-4697

Belleville, Illinois
One Bronze Pointe
(618) 233-5685

Beloit, Wisconsin
400 East Grand Avenue
(608) 363-0402

Brookfield, Wisconsin
18000 West Sarah Lane,
Suite 180
(262) 794-1000

Camdenton, Missouri
143 East Highway 54
(573) 346-4242

Champaign, Illinois
Galleria Office Park
2502 Galen Drive, Suite 102
(217) 359-4686

Chesterfield, Missouri
500 Chesterfield Center,
Suite 250
(636) 530-6600

Chicago, Illinois
Sears Tower
233 South Wacker Drive,
Suite 850
(312) 454-3800

Chicago, Illinois
221 North Clark Street,
Suite 930
(312) 344-0032

Cincinnati, Ohio
Bank One Towers
8044 Montgomery, Suite 436
(513) 794-0030

Clayton, Missouri
8182 Maryland Avenue
(314) 862-8800

Colorado Springs, Colorado
Plaza of the Rockies
111 South Tejon, Suite 705
(719) 442-2646

Columbia, Missouri
501 Cherry Street, Suite 101
(573) 874-2199

Columbus, Ohio
21 East State Street, Suite 200
(614) 463-9360

Dallas, Texas
5956 Sherry Lane, Suite 875
(214) 691-0059

Dayton, Ohio
7777 Washington Village Drive,
Suite 280
(937) 312-0310

Decatur, Illinois
445 North Franklin
(217) 429-4290

Denver, Colorado
1125 17th Street, Suite 1600
(303) 534-1180

Dublin, Ohio
655 Metro Place South, Suite 200
(614) 789-9354

Eau Claire, Wisconsin
3603 North Hastings Way,
Suite 200
(715) 552-8003

Edina, Minnesota
Centennial Lakes
7701 France Avenue South,
Suite 475
(952) 831-0160

Edwardsville, Illinois
110 Rottingham Court, Suite A
(618) 659-3780

Fort Collins, Colorado
Preston Center
2809 East Harmony Road,
Suite 320
(970) 267-9666

Fort Wayne, Indiana
7221 Engle Road, Suite 115
(219) 459-3989

Fremont, Michigan
25 West Main
(231) 924-0250

Geneva, Illinois
7 West State Street, Suite E
(630) 845-7900

Glenwood Springs, Colorado
118 West Sixth Street, Suite 107
(970) 945-5275

Grand Haven, Michigan
One South Harbor Avenue
(616) 846-3620

Grand Rapids, Michigan
2100 Raybrook, S.E.,
Suite 200
(616) 942-1717

Green Bay, Wisconsin
River Walk Plaza
200 South Washington Street,
Suite 400
(920) 437-2555

Greenwood Village, Colorado
MCI Plaza
6312 South Fiddlers Green Circle,
Suite 320N
(303) 290-1040

Gulfport, Mississippi
2304 14th Street
(228) 864-4460

Indianapolis, Indiana
8888 Keystone Crossing,
Suite 825
(317) 706-1420

Jackson, Mississippi
LeFleurs Bluff Tower
4780 I-55 North, Suite 125
(601) 366-7890

Jefferson City, Missouri
222 Madison Street
(573) 635-7997

Joplin, Missouri
401 Main Street
(417) 781-6131

Kansas City, Missouri
Plaza Center Building
800 West 47th Street, Suite 600
(816) 531-7777

Kimberly, Wisconsin
Fox Cities Location
740 Ford Street, Suite B
(920) 991-1415

Kirkwood, Missouri
1001 South Kirkwood Road,
Suite 130
(314) 909-0238

Louisville, Kentucky
4969 U.S. Highway 42,
Suite 1000
(502) 425-1230

Madison, Wisconsin
525 Junction Road, Suite 2900
(608) 664-5890

Manhattan, Kansas
323 Poyntz Avenue
(785) 776-1066

Mansfield, Ohio
156 Sherman Avenue
(419) 524-4009

Marion, Indiana
418 East Third Street, Suite B
(765) 671-9637

Mattoon, Illinois
1601 Lafayette
(217) 235-0353

Milwaukee, Wisconsin
330 East Kilbourn Avenue,
Suite 250
(414) 276-5014

Minnetonka, Minnesota
11100 Wayzata Boulevard,
Suite 230
(763) 732-1300

Mound City, Kansas
14 N.W. Sugar Lake Drive West
(913) 795-3159

New Albany, Indiana
3122 Blackiston Mill Road
(812) 945-8508

New Orleans, Louisiana
1010 Common Street,
Suite 1900
(504) 525-7711

Oak Brook, Illinois
AT&T Plaza
1111 West 22nd Street,
Suite 840
(630) 928-0470

Olympia Fields, Illinois
20000 Governors Drive,
Suite 101
(708) 748-4500

Omaha, Nebraska
One Pacific Place
1125 South 103rd Street,
Suite 300
(402) 955-1033

Oshkosh, Wisconsin
1819 Witzel Avenue
(920) 303-1686

Overland Park, Kansas
9393 West 110th Street,
Suite 450
Corporate Woods,
Building 51
(913) 345-4200

Pikeville, Kentucky
209 Second Street, Suite 300
(606) 432-5520

Quincy, Illinois
3800 East Lake Centre Drive,
Suite 200
(217) 228-9488

Racine, Wisconsin
5439 Durand Avenue, Suite 240
(262) 554-4660

Rockford, Illinois
4343 East State Street,
Suite 3
(815) 229-2699

Rolla, Missouri
100 South Bishop, Suite A
(573) 364-8930

Sandusky, Ohio
205 West Water Street
(419) 625-5432

Shelbyville, Kentucky
500 Main Street
(502) 633-7170

South Bend, Indiana
Key Bank Tower Building
202 South Michigan Street,
Suite 1150
(574) 288-3040

Southlake, Texas
180 State Street, Suite 225
(817) 912-3310

Springfield, Missouri
1935 East Battlefield Road,
Suite C
(417) 883-2855

St. Louis, Missouri
One Financial Plaza
501 North Broadway
(314) 342-2000

St. Paul, Minnesota
332 Minnesota Street,
Suite N-201
(651) 291-8552

St. Peters, Missouri
114 Piper Hill Drive, Suite 201
(636) 939-2676

Stevens Point, Wisconsin
601 Main Street, Suite 202
(715) 343-5688

Texarkana, Texas
2010 Moores Lane, Suite 120
(903) 792-3305

Valparaiso, Indiana
660 Northland Drive, Suite C
(219) 464-1770

Washington Courthouse, Ohio
119 North Hinde Street
(740) 636-1422

Waterloo, Illinois
300 North Market Street
(618) 939-9400

Wausau, Wisconsin
1220 North Sixth Street
(715) 843-5900

Wayzata, Minnesota
315 East Lake Street, Suite 200
(952) 473-6010

West Bend, Wisconsin
1702 West Washington
(262) 338-0860

Westlake, Ohio
1650-F Crossings Parkway
(440) 835-4170

Wichita, Kansas
301 North Main, Suite 1800
(316) 264-6321

Wilmette, Illinois
1100 Central
(847) 920-2000

Winter Park, Florida
1560 North Orange Avenue,
Suite 210
(407) 622-0296

Woodbury, Minnesota
Woodhill Office Park
2155 Woodlane Drive, Suite 101
(651) 735-0900

Youngstown, Ohio
970 Windham Court, Suite 9
(330) 965-6929







Stifel Financial Corp.
One Financial Plaza · 501 North Broadway · St. Louis, Missouri 63102
(314) 342-2000 · www.stifel.com